





2001 ANNUAL REPORT

Serving the most important customers in the world

RIGGS PROFILE

Riggs National Corporation, the largest bank holding company headquartered in the nation's capital, has 50 branches in the Washington, D.C. metropolitan area, as well as locations in Miami, London, Channel Islands, and Berlin. As the leading banking institution in the nation's capital, Riggs commands the largest market share serving one of the most affluent areas of the country, with specialized banking and financial management products and services for individuals, nonprofit organizations, and businesses. Riggs is also the dominant financial institution serving embassies, both in the United States and abroad.

Riggs' goal is to create long-term value for its owners, customers and employees by building on its long-standing leadership in offering personalized, integrated solutions for its range of customers, including a growing array of wealth management products and services.

Integral to the Riggs tradition is good corporate citizenship. Riggs has an abiding commitment to the Washington, D.C. area and provides in-depth support, through funding, direct management involvement and employee volunteerism, in aiding the communities, social service organizations and cultural groups in Greater Washington, D.C.

TABLE OF CONTENTS

financial
HIGHLIGHTS

(In Thousands, Except Per Share Amounts and Ratios)	Years Ended December 31, 2001	2000
EARNINGS		
Net Interest Income	$ 191,116	$ 191,370
Provision for Loan Losses	2,526	18,791
Noninterest Income, Excluding Securities Gains, Net	73,272	117,686
Securities Gains, Net	12,037	327
Noninterest Expense	266,341	224,350
Applicable Income Tax Expense	11,075	25,053
Minority Interest, Net of Taxes	19,860	19,588
Net Income (Loss)	(23,377)	21,601
PER SHARE DATA		
Earnings (Loss) Per Share - Basic	$ (.82)	$ .76
Earnings (Loss) Per Share - Diluted	(.82)	.76
AVERAGES		
Assets	$ 5,537,407	$ 5,605,030
Earning Assets	4,959,725	5,007,093
Loans	2,893,856	3,086,642
Deposits	4,133,161	4,134,329
Shareholders' Equity	394,645	356,377
RATIOS		
Return on Average Assets	(.42)%	.39%
Return on Average Equity	(5.92)	6.06
Dividend Payout	N/A	26.32
Shareholders' Equity to Assets	5.92	6.89
Average Loans to Average Deposits	70.02	74.66
Reserve for Loan Losses to Total Loans	1.03	1.23
Book Value Per Common Share Outstanding	$ 12.66	$ 13.48
YEAR-END		
Assets	$ 6,099,402	$ 5,554,472
Earning Assets	5,505,694	4,941,612
Loans	2,868,592	2,940,738
Deposits	4,522,283	4,075,977
Shareholders' Equity	360,823	382,746
Common Shares Outstanding	28,494,905	28,400,666

To our fellow
SHAREHOLDERS



Riggs is a strong company, and as 2002 begins, we are on our way to becoming even stronger and better performing.

In 2001, Riggs' senior management and I conducted a thorough review of our operations. Our goal was to identify opportunities to enhance both the quality of service to our clients and the profitability and returns to our shareholders. We were successful in finding three such opportunities: upgrading and standardizing our technology, re-designing our operational processes, and realigning our European operations to focus on embassy banking and private banking. The charges and expected one-time costs are significant, but they are justified by the savings and growth Riggs expects to achieve as a result. In 2002 alone, Riggs should realize approximately $6.6 million in pre-tax savings. After the technology upgrade is complete, expected for year-end 2002, Riggs will be far better able to market tailored financial solutions to our customers, consistent with our growth strategy.

Our 2001 results were significantly impacted by $40.0 million in restructuring and other non-credit-related charges, $31.1 million in venture capital losses, and the difficult economic environment of the year. Riggs recorded a loss for the year of $23.4 million, or $0.82 per share. This compared to net income in 2000 of $21.6 million, or $0.76 cents per diluted share. The initiatives I have described, which in part account for the charges, reflect our dissatisfaction with the status quo and our commitment to improving Riggs' performance.

The losses from our venture capital business, which was profitable the year before, were not atypical in an industry especially vulnerable to the difficult market environment. We have carefully reviewed the $56 million of venture capital investments remaining on our books, and have reduced our remaining funding commitment from $110.5 million to $30.5 million.

We are fortunate that Riggs' underlying financial strength allowed us to take such action to increase long-term returns to the shareholders. Even after the fourth quarter charges, the Corporation's total and leverage capital ratios were 24.3% and 8.2%, at December 31, 2001, compared to regulatory minimums of 8.0% and 4.0% respectively. These ratios remain well above regulatory requirements and exceed the averages of our peers in the banking industry.

SERVING CUSTOMERS

The initiatives we have developed strengthen our commitment to our business strategy. Riggs intends to remain a leader in serving customers in four primary business sectors.

In Wealth Management, we are poised to meet the increasingly demanding needs of the unique Washington area marketplace. The Washington area is one of the wealthiest in the country with total investable assets of approximately $450 billion.

To help focus on its opportunity, we recruited Henry D. Morneault as chairman of Riggs & Co., our private banking, trust and investment management division. Henry is putting his 25 years' experience in financial management to work for Riggs, organizing our Wealth Management teams around clients rather than products so that they can provide integrated solutions rather than stand-alone services.

Similarly, in Relationship Banking, the business that serves Washington area corporations and non-profits, we believe we have a great opportunity to capture valuable relationships, due in part to the recent industry consolidation that has caused many companies to seek a new banking partner.

Leading our Relationship Banking initiative is a well known and well respected local banker, Terrie G. Spiro, who we recruited in July. Already, Terrie has assembled a team of top commercial bankers who are skilled in tailoring solutions to meet the needs of organizations in our area.

In International Banking, leveraging our world-class Washington embassy and private banking base, we realigned our focus in London from non-strategic, largely transactional commercial lending business toward relationship-oriented wealth management services for individuals.

In Community Banking, we initiated plans to complement our 50-branch network with expansion in the thriving Northern Virginia and Maryland suburbs. We will look to expand opportunistically over an appropriate time frame, which we expect to be positive to the institution.

More than ever, recruiting top talent is critical to fulfill our service mission. We therefore are very pleased to have added an experienced human resources director, William A. Craig, to ensure that our compensation plans, training and development, and other employee relations policies are fully competitive.

We also are very fortunate to have recruited a veteran Washington area chief credit officer, Shaun V. Kelley, to ensure our credit policies are market driven and that we balance risk with reward in a manner that is beneficial to both Riggs and our clients.

SUPPORTING OUR COMMUNITY

The tragic events of September 11 shocked and saddened the entire nation. And with the attack on the Pentagon, we in Washington were affected directly and personally.

The day after the attack on the Pentagon, Riggs established a Washington Family Relief Fund. With able assistance from three media partners—ABC 7, WTOP Radio and the Journal Newspapers—we raised $1.3 million, much of it in small donations contributed at Riggs branches, for the sole benefit of families, victims and others affected by the tragic events at the Pentagon.

BUILDING OUR FRANCHISE

When Larry Hebert became president and CEO of Riggs Bank N.A. and I became chairman and CEO of Riggs National Corporation in February 2001, we knew the special responsibility we were assuming to continue and strengthen Riggs' 166-year history and tradition of service to its customers. The most important way we can honor that responsibility and continually renew the trust and reputation Riggs has earned is to remain focused on a single objective: to build the value of the Riggs franchise.

Developing the initiatives we adopted last year was an important first step toward positioning Riggs for greater growth in the years ahead. More important still will be our success in executing those plans. That is our overriding focus for 2002, and I am confident that our people have the talent and motivation to accomplish our goals.

We appreciate your loyalty and support.

Robert L. Allbritton
Chairman and Chief Executive Officer

Serving the

MOST IMPORTANT CUSTOMERS IN THE WORLD



For 166 years, Riggs has been Washington's bank.

From its first main office in 1836 across the street from the U.S. Treasury and the White House, Riggs has played a singular role in the unique environment of the nation's capital.

Through the years, Riggs has helped build Washington into the world's most envied capital city. From providing Treasury auctions and depository services for the U.S. government, to selling U.S. government bond issues overseas, to financing the construction of the U.S. Capitol dome and the restoration of Mount Vernon, Riggs has been there every step of the way. And, in addition to serving our nation's capital, we have served the financial needs of statesmen, diplomats and U.S. presidents for generations, commencing with President John Tyler in 1842.

In times of special community need, Riggs has been there too—from significant annual loans and investments in affordable housing and community development projects, to hundreds of hours spent volunteering in the community, to last year's immediate response to aid the victims of the terrorist attack on the Pentagon.

The Riggs franchise has always been synonymous with serving the Greater Washington area, and in 2001 we took important steps to enhance the value of that franchise and to better answer the financial needs of the people and organizations of Washington, suburban Maryland and Northern Virginia.

We focused our actions on four distinct businesses.

WEALTH MANAGEMENT

From trust and estate planning, to investment management, to retirement planning and private banking, Riggs is a key provider of wealth management services in the D.C. marketplace.

We are in the right market at the right time. Washington's metropolitan area is the nation's fourth largest in terms of size, and ranks first in terms of median household income.

Moreover, Fairfax County in Northern Virginia is one of the nation's wealthiest counties, with approximately 50,000 households posting a net worth in excess of $1 million. To exceed the expectations of such a discerning and sophisticated client base demands a team of experienced wealth managers and an organization centered on serving clients.

This was our focus in 2001, to integrate the delivery of the full range of Riggs Wealth Management services into a more client-centric organization—where the client, not the product, is key.

Our mandate in Wealth Management is to provide clients with the seamless delivery of tailored solutions to meet personal financial needs, regardless of the particular service required. Riggs' clear goal is to attain market leadership in managing the financial assets of individuals in our market.

To accomplish a more client-centric focus, we reassessed our management team and redefined our organizational structure.

We recruited top caliber professionals to lead the initiative.

Henry D. Morneault with 25 years of financial management experience, joined us as chairman of Riggs & Co., our principal wealth management business with $6.9 billion in assets under management. To accelerate the sales effort, we promoted Henry A. Dudley, an experienced private banker, to president of Riggs & Co. We attracted Sherman W. Moore, with 14 years of local private banking experience, to head the domestic private bank, and recruited Elizabeth F. Hicks, a 20-year retail securities veteran, as president of Riggs Investment Corp., our full-service broker-dealer.

We reconfigured our organization from a business model designed around disparate products and processes to one focused on serving clients.

Our new structure consolidated the business into three components: distribution and client sales, operations, and investment management.

At the center of this organization are experienced client relationship managers who work closely with customers to understand their needs and then draw upon the relevant Riggs resources to deliver tailored, integrated solutions to meet their clients' goals.

In the investment management area, we created Riggs Investment Advisors to serve as an umbrella organization for three of our separate entities—our portfolio management business, J. Bush & Co., and Riggs Investment Management Corporation. Under the guidance of chief investment officer, Pete Trinque, we are committed to a consistent and disciplined Riggs investment philosophy for our individual and institutional clients.

It is within Riggs Investment Advisors that Riggs manages not only individual portfolios, but also the Riggs Funds, a family of nine proprietary mutual funds—three stock funds, four bond funds and two money market funds. This diverse offering provides our clients with a range of funds from which to choose, depending on their individual goals and objectives.

Among our priorities in Wealth Management in 2002, we will: continue to add to our cadre of skilled professionals by filling certain key positions; enhance the technology to support the delivery of our services; and build assets under management.

With new leadership in place, a more logical structure to deliver service, and a reinvigorated focus to meet specific client needs, Riggs & Co. is poised to capitalize on the potential presented by the high net-worth Washington marketplace.

EMBASSY AND INTERNATIONAL PRIVATE BANKING

For many years, Riggs has enjoyed the distinction as the capital's leading financial institution serving foreign embassies and international dignitaries. Washington, D.C. is home to 168 international embassies, and Riggs serves 95 percent of them.

Capitalizing on Riggs' success in our nation's capital, we have successfully brought our expertise and brand of service to the London and Berlin embassy banking markets. In London, we have established 54 official relationships with countries and foreign missions. In Berlin, after only two years in operation, we serve the U.S. Embassy and 14 other missions.

A natural extension of Riggs' unique embassy banking business is our two-year-old international private banking business, which provides a high level of private banking and integrated trust and investment management services to affluent international clients with sophisticated and complex financial needs. This business is conducted from two offices—one in London, and the other in Jersey (Channel Islands).

Riggs Bank & Trust Company (Channel Islands) Limited (RBTCCI) opened in 2001 under the capable leadership of Rick Guillaume, who, prior to joining Riggs, had been active in the financial industry in Jersey for many years. The banking and trust services offered by RBTCCI center around a high quality, flexible approach to meeting individual client needs, from credit to treasury to investment management to discreet fiduciary services, including trust and company formation and administration. The latter are ideal for affluent international clients who may benefit from having a trust or company constituted in a stable and reputable jurisdiction as part of their estate or wealth planning. With its global capabilities, the Jersey office is an ideal complement to our private banking services in Washington, Miami and London.

In London in 2002, we will increase our emphasis on private and embassy banking, while transitioning out of non-strategic commercial businesses, such as real estate and corporate lending. Our goal is to grow our London private banking business by introducing the special quality of service and products this discriminating client segment demands. One niche product that we have introduced is the Riggs Executive Mortgage, a special interest-only mortgage for high-level U.S. expatriates assigned to London. With attractive features, including the ability to borrow significant amounts on a fixed or floating rate in a number of leading currencies, the product already is showing promise after only a short time on the market.

We are optimistic about the opportunities for growth in London and believe that by continuing to leverage our unique franchise in Embassy Banking, we will further enhance our Private Banking business both in the United States and around the world.

RELATIONSHIP BANKING

In addition to being the seat of federal government and the world's foremost diplomatic hub, Washington is headquarters for thousands of renowned not-for-profit institutions, as well as small and middle market companies in a variety of high tech and traditional businesses. In fact, for the past four years, Greater Washington has been home to the largest number of Inc. 500 companies, the fastest-growing companies in the country.

Since Riggs was founded in 1836, commercial banking has been a hallmark of our business. As the largest independent bank headquartered in the District of Columbia, Riggs, through its Relationship Banking Group, continues to play an active role in the growth of many of the region's companies, building these relationships by focusing on each client's best interest. In today's rapidly changing regulatory and economic environment, businesses need a broader solution set delivered in a personalized manner. Providing locally based and streamlined decision-making, Riggs is the bank best positioned to meet customer needs as quickly and efficiently as possible.

In 2001, we recruited Terrie G. Spiro, one of the area's most respected commercial bankers, to lead and help grow our commercial banking initiatives. Terrie has assembled a team of talented, dedicated professionals with local banking experience who are skilled in tailoring solutions to match client objectives.

Whether clients require simple credit or sophisticated corporate banking solutions, private placements or treasury, wealth management or employee benefits, Riggs' Relationship Banking Group can harness the wealth of products and services available to our clients from across the enterprise.

The Relationship Banking Group provides financing solutions to a variety of business types, from small businesses with credit needs up to $1 million, to middle market and larger corporate customers needing up to $20 million or more, to real estate investment trusts, real estate companies and opportunity funds.

Serving niche markets with unique requirements is a strength of Riggs' Relationship Banking Group, which includes specialization in both the government contract market and not-for-profit sector. In the specialized government contract lending market, Riggs sees a significant opportunity as the federal government dramatically increases expenditures for defense, homeland security and infrastructure development. In 2001, we recruited a team of specialists with broad-based experience in the government contract market to help us capitalize on opportunities in this rapidly growing area.

Riggs traditionally has been a leader in serving the financial needs of the not-for-profit sector, including the many trade associations, universities, hospitals and philanthropic entities headquartered in the region. As in previous years, our Not-for-Profit Banking Service business thrived in 2001. Our tax-exempt financing expertise, serving the specific requirements of 501(c)(3) not-for-profit organizations, provides us with a competitive local advantage.

In 2002, backed by significant new resources, we will be expanding our successful Commercial Real Estate Banking business into suburban Maryland and Northern Virginia. In addition, we will seek to strengthen our existing relationships and establish new ones, while adding to our menu of product offerings, including a suite of new products for small businesses and the introduction of an Internet-based, real time cash management system that will enhance client efficiencies and create new revenue streams.

With a new team in place and a focused strategy, we are confident that Riggs' Relationship Banking Group will make significant progress in penetrating our local area's business marketplace in 2002.

Riggs' commercial banking initiatives are separate from our venture capital investments. Riggs Capital Partners (RCP), the Corporation's venture capital subsidiaries, invest directly in a diversified mix of companies. In the three years since its inception, RCP has been a good source of referrals for both our Relationship Banking and Wealth

Management businesses. Like the venture capital industry as a whole, RCP's investment performance in 2001 was significantly impaired by the challenging conditions in the equity markets. However, RCP's portfolio is diversified through both direct and indirect investments across a spectrum of development stages and industry sectors. Its value as of year-end 2001 was $56 million, comprised of 31 direct investments and over 250 indirect investments through other venture funds. In 2002, our focus will be on nurturing this existing portfolio, as well as considering small, incremental, higher quality opportunities.

COMMUNITY BANKING

Since its earliest days, Riggs has grown along with its home city. As Washington developed into the most important of world capitals, Riggs expanded its branch network to meet the city's financial needs. Today, nearly two-thirds of Riggs' 50 branches reside within the District of Columbia.

In serving consumers in this market, 2001 saw continued positive performance in mortgage and home equity lending, reflecting the robust housing market in the Greater Washington area. We also expanded our alternative delivery channels—24-hour automated banking, Web-based banking, advanced ATMs and RiggsDirect, our telephone customer sales and service center.

As neighboring Montgomery and Fairfax Counties—two of our nation's wealthiest regions—rapidly gain new residents, it is important that Riggs expand its presence in the Virginia and Maryland suburbs to serve this growing population. To do so, we have begun an opportunistic branch expansion program in these key markets. This enhanced geographic footprint will provide important channels for product and service distribution within the Community bank and cross-selling opportunities with other Riggs business units. With more locations across the region, Riggs will be able to reach more customers while continuing to provide quality service and quality offerings.

Our first new branch as part of this strategic expansion is scheduled to open in summer 2002 in Old Town Alexandria, Virginia. The Old Town office will be Riggs' first Financial Center, an innovative concept, complete with Internet and sales kiosks, financial consultants and product specialists. Riggs Financial Centers will provide customers with a more personalized, comfortable and consultative environment, staffed by bankers armed with the product knowledge and technological capability to provide solutions to our clients and meet their consumer banking needs.

SUPPORTING OUR COMMUNITY

Beyond providing traditional banking services, Riggs has always believed that supporting the Washington community and being an active corporate citizen is a pivotal element in building the value of our franchise. In 2001, we are pleased to have invested $56 million in community development investments; extended $10 million in community development loans; offered $35 million in loans to low and moderate income consumers; and originated and purchased an estimated $131 million in mortgage loans for low and moderate income communities, many for first-time home buyers.

A great deal of our success in promoting economic vitality is attributable to the efforts of our Business and Community Development Division, whose calling officers are deployed throughout our market area. The relationships built by these individuals have led to numerous opportunities in distressed areas. We are proud that Russell D. Simmons, the director of this division, was inducted last year into the Washington, D.C. Hall of Fame, which honors District residents who have enhanced the community's quality of life. Our commitment runs strong and we will continue to look for ways to support and serve our community and the people of the District of Columbia.

Throughout its history, Riggs has built a tradition of providing an unprecedented level of service to its clients. As we enter the twenty-first century, we remain committed, more than ever, to developing and offering a wide range of innovative, custom-tailored products and services to help improve the lives of our customers—the most important in the world.

RIGGS NATIONAL CORPORATION



Riggs National Corporation, (the "Company" or "we") is a bank holding company headquartered in Washington, D.C. The Company engages in a variety of banking and financial services including community, commercial and international banking, trust and investment management services and venture capital investing. We conduct our activities through six reportable segments: Banking, International Banking, Riggs & Company, Treasury, Riggs Capital Partners (venture capital) and Other. With the exception of venture capital investing, the activities of the Company are conducted through its principal operating subsidiary, Riggs Bank National Association and its subsidiaries and divisions. Venture capital investing is performed through two subsidiaries of the Company, Riggs Capital Partners and Riggs Capital Partners II.

We have fifty branch locations and 136 ATMs in the metropolitan Washington, D.C. area and a bank in the United Kingdom, Riggs Bank Europe Ltd. We have additional operations or subsidiaries in Miami, Florida; Berlin, Germany; and Jersey, Channel Islands.

We serve an array of customers including individuals, partnerships, corporations, foundations, not-for-profit organizations and foreign embassies and delegations.

SELECTED CONSOLIDATED FINANCIAL DATA

(In Thousands, Except Per Share Amounts)	2001	2000	1999	1998	1997
Interest Income	$ 301,962	$ 354,678	$ 334,443	$ 353,802	$ 330,792
Interest Expense	110,846	163,308	147,503	163,450	151,501
Net Interest Income	191,116	191,370	186,940	190,352	179,291
Less: Provision for Loan Losses	2,526	18,791	2,500	—	(12,000)
Net Interest Income after Provision for Loan Losses	188,590	172,579	184,440	190,352	191,291
Noninterest Income Excluding Securities Gains, Net	73,272	117,686	105,472	99,259	84,424
Securities Gains, Net	12,037	327	1,154	15,023	3,500
Noninterest Expense	266,341	224,350	207,244	193,752	186,030
Income before Taxes, Minority Interest, and Extraordinary Loss	7,558	66,242	83,822	110,882	93,185
Applicable Income Tax Expense	11,075	25,053	26,953	29,088	24,690
Minority Interest in Income of Subsidiaries, Net of Taxes	19,860	19,588	20,214	19,947	17,616
Net Income (Loss) before Extraordinary Loss	(23,377)	21,601	36,655	61,847	50,879
Extraordinary Loss, Net of Taxes	—	—	5,061	—	—
Net Income (Loss)	$ (23,377)	$ 21,601	$ 31,594	$ 61,847	$ 50,879
Less: Dividends on Preferred Stock	—	—	—	9,854	10,750
Less: Excess of Call Price over Carrying Amount of Preferred Stock	—	—	—	13,808	—
Net Income (Loss) Available for Common Shareholders	$ (23,377)	$ 21,601	$ 31,594	$ 38,185	$ 40,129
Earnings (Losses) Per Share					
Basic before Extraordinary Loss	$ (.82)	$ .76	$ 1.29	$ 1.25	$ 1.32
Diluted before Extraordinary Loss	(.82)	.76	1.26	1.21	1.27
Basic	(.82)	.76	1.11	1.25	1.32
Diluted	(.82)	.76	1.09	1.21	1.27
Dividends Declared and Paid Per Common Share	.20	.20	.20	.20	.20
YEAR-END					
Total Assets	$6,099,402	$5,554,472	$5,830,149	$5,502,331	$5,846,426
Long-Term Debt	66,525	66,525	66,525	191,525	191,525
Shareholders' Equity	360,823	382,746	337,713	392,728	463,182

The Company faces significant competitive pressure from local, regional, national and international banking institutions as well as thrifts, finance companies, credit unions, brokerage and insurance companies. Many of the Company's competitors are larger and have greater financial resources than we have. We compete on the basis of our reputation, localized decision-making, interest rates, convenient locations, hours of operation and quality of customer service.

The Company is also affected by prevailing economic conditions, including federal monetary and fiscal policies, federal regulation of financial institutions and the perceptions of customers regarding stability of financial markets and the financial services industry.

These factors also affect the operations of all of the Company's segments. In addition, the International Banking segment is affected by the political, social and economic environments in those countries in which it does business.

OVERVIEW

In December 2001, the Company recorded restructuring and other charges that significantly impacted operating results for both the fourth quarter and the year.

The Company announced plans to upgrade and realign its domestic technology systems and infrastructure. This will result in the elimination of approximately 100 technology, operations and other employee positions in 2002. We accrued approximately $656 thousand of severance costs related to these positions which are included in restructuring expense in the 2001 Consolidated Statement of Operations.

We also announced plans to consolidate the operations of and de-emphasize the commercial lending function at Riggs Bank Europe Ltd. As a result of this consolidation, approximately 25 employee positions will be eliminated during 2002 and we have accrued approximately $1.3 million of severance costs related to these positions. In addition, we have written down the carrying value of leaseholds by approximately $1.1 million. These expenses are included in restructuring expense in the 2001 Consolidated Statement of Operations.

Restructuring expense in 2001 also includes approximately $1.3 million of costs that will be incurred in 2002 to terminate two domestic branch lease obligations.

The above restructuring and other charges were taken after an extensive review of the Company's operations. Since some of these charges contemplate improved technology, we believe that customer service will be improved. The restructuring primarily impacts the Banking and International segments. However, the Company has reported these charges in its Other segment as this more accurately reflects how the operations of the segments are managed and evaluated by management. We anticipate that the restructuring will be completed in 2002 and cash outflows related to the plan, which are not anticipated to be material to the Company, will be incurred throughout 2002.

We recorded the following additional charges in the fourth quarter of 2001 that are not restructuring expenses. These charges, which are included in other noninterest expense in the 2001 Consolidated Statement of Operations, are as follows:

- We recorded an $8.4 million write-down on a long-term, noncancelable contract due to cost overruns that cannot be passed on to subcontractors or other parties to the contract. This contract involves the construction, implementation and maintenance of a computer system to be utilized by the federal government in its cash management and reporting. The 2001 charge is based upon management's best estimates of future revenues and costs related to this contract.

- We wrote down various assets associated with a long-term leased facility by approximately $7.3 million. The Company renegotiated this lease and abandoned space which had been subleased. As a result, leaseholds and other assets associated with the sublet space were written down.

- The Company wrote down various assets, principally capitalized technology and leasehold costs, in its international private banking operation by approximately $10.0 million as a result of significant uncertainties concerning the recoverability of these assets from future operations.

- We accrued a $500 thousand penalty related to an early termination of a technology-related contract.

The Company also recorded a $3.6 million charge to discharge its obligation under an existing employment contract with a significant shareholder and former Senior Chairman of the Board. The amount is included in salaries and wages in the 2001 Consolidated Statement of Operations. The amount will be paid in four periodic payments and any unpaid amount accrues interest at 7.0%.

In addition, we established valuation reserves for $5.9 million against deferred tax asset accounts. Approximately $2.8 million of this amount is attributable to capital losses on venture capital investments and the remainder is attributable to operating losses in our foreign operations. These charges are included in applicable income tax expense in the 2001 Consolidated Statement of Operations.

As a result of these charges and other factors discussed below, the Company had a $23.4 million loss in 2001 compared to net income of $21.6 million in 2000. The loss per share for 2001 was $0.82 compared to earnings per share of $0.76 in 2000. Return on average assets was (0.42)% in 2001 compared to 0.39% in 2000 and return on average equity was (5.92)% in 2001 compared to 6.06% in 2000.

Net interest income on a taxable equivalent basis increased $294 thousand, or 0.15% from the prior year. Noninterest income declined by $32.7 million, or 27.7% in 2001 compared to 2000 due principally to venture capital investment losses of $31.1 million. Noninterest expense increased by $42.0 million, or 18.7% from the prior year due primarily to the restructuring and other charges discussed above. Excluding these charges, noninterest expense increased by approximately $7.9 million, or 3.5% from 2000. The provision for loan losses was $2.5 million, a $16.3 million or 86.6% decrease from 2000. Nonperforming assets at December 31, 2001 were $3.7 million compared to $37.2 million at December 31, 2000.

RESULTS OF OPERATIONS

Net Interest Income

The difference between interest income and interest expense is net interest income. Net interest income is the Company's largest revenue source representing 69.1%, 61.9% and 63.7% of all revenues in 2001, 2000 and 1999, respectively. Net interest income is affected by changes in the level of interest rates and the composition of interest-earning assets and interest-bearing liabilities. While the Company can impact net interest income through its product pricing and promotional decisions, many external factors, such as the overall condition of the economy, monetary policy, tax laws, credit demand and competition significantly impact net interest income. See Tables A and B.

Net interest income on a taxable equivalent basis was $193.8 million in 2001, a $294 thousand or 0.15% increase from 2000 net interest income of $193.5 million. The increase in net interest income in 2000 on a taxable equivalent basis was $3.3 million, or 1.8% from 1999 net interest income of $190.2 million. Net interest margin, or net interest income on a taxable equivalent basis divided by average earning assets, was 3.91% in 2001 compared to 3.87% and 3.76% in 2000 and 1999, respectively.

Net interest income as reported in the Consolidated Statements of Operations, which excludes the amount necessary to report interest income on a taxable equivalent basis, was $191.1 million, $191.4 million and $186.9 million for 2001, 2000 and 1999, respectively.

Interest income on a taxable equivalent basis decreased $52.2 million in 2001 from 2000. Approximately 87.2% of this decrease is attributable to rate declines and 12.8% is caused by decreases in average earning assets. Interest income in 2000 was $19.2 million greater than 1999 with all of the increase attributable to rate increases.

Average earning assets in 2001 declined by $47.4 million from 2000. Average loan balances decreased by $192.8 million in 2001 compared to 2000. Approximately 45% of this decrease in average loans was attributable to the Company's 2000 decision to exit from its syndicated loan portfolio and an additional 11% is attributable to de-emphasis of the commercial lending function in London. Decreases in the average loan portfolio were partially offset by a $38.2 million increase in average securities available for sale and a $107.2 million increase in average time deposits, federal funds sold and reverse repurchase agreement balances. The average rate earned on all earnings assets was 6.14%, a 99 basis point decline from 2000.

Average earning assets declined by $56.3 million in 2000 compared to 1999. Average loan balances decreased by $117.7 million from 1999 to 2000 reflecting again the Company's withdrawal from participation in syndicated loans. The decrease in average loan balances was partially offset by an $80.5 million increase in average securities available for sale. The rate earned on all earning assets increased by 46 basis points from 1999 to 2000.

The decision to exit from the syndicated loan market was made to reduce the overall credit exposure in the portfolio and to concentrate on those customers with a higher potential for using multiple banking relationships. We generally do not anticipate participating in the syndicated loan market in 2002.

The Company does not anticipate that the decline in average earning assets and loans will continue and has recently initiated measures to strengthen its lending function. The Company's ability to increase its loan portfolio is dependent, however, upon many factors including the general state of the economy and the ability to price loans so as to adequately compensate the Company for the additional risks undertaken. Growth of the loan portfolio will be funded by a decrease in other earning assets, an increase in deposits or other liabilities or some combination thereof. In addition, growth is constrained by the requirement that the Company and the

Bank maintain adequate capital ratios. See Table O.

The composition of average earning assets for the past three years is as follows:

	2001	2000	1999
Total Loans	58.3%	61.6%	63.3%
Securities Available for Sale	26.3	25.2	23.4
Time Deposits with Other Banks	6.7	7.1	9.5
Federal Funds Sold & Reverse Repurchase Agreements	8.7	6.1	3.8
	100.0%	100.0%	100.0%

Interest expense decreased by $52.5 million from 2000 to 2001. Approximately 97.8% of this decrease was due to declining rates and the balance was due to a $70.6 million, or 1.7% decrease in average interest-bearing funds. The average cost of all interest-bearing funds decreased to 2.65% in 2001 from 3.84% in 2000.

In 2001, average interest-bearing deposit balances increased by $35.8 million, or 1.0% from 2000. The average cost of interest bearing deposits was 2.40% in 2001 compared to 3.44% in 2000.

In 2000, interest expense increased by $15.8 million from 1999 with all of the increase attributable to a 34 basis point increase in the cost of interest-bearing deposits, from 3.50% in 1999 to 3.84% in 2000. Average interest-bearing deposits increased $56.3 million, or 1.6%, in 2000 from 1999 and the average cost of interest-bearing deposits increased to 3.44% from 3.12%.

The composition of average interest-bearing liabilities for the past three years is as follows:

	2001	2000	1999
Interest-Bearing Deposits	86.6%	84.3%	83.8%
Federal Funds Purchased & Repurchase Agreements	11.5	10.6	8.8
Other Short-Term Borrowings	0.3	3.5	4.2
Long-Term Debt	1.6	1.6	3.2
	100.0%	100.0%	100.0%

In 1999, the Company redeemed $125.0 million of long-term debt.

Noninterest Income

Excluding net securities gains, noninterest income decreased by $44.4 million, or 37.7% in 2001 from 2000. Including net securities gains, noninterest income decreased by $32.7 million, or 27.7% from the prior year. The decrease in noninterest income was primarily attributable to a $31.1 million loss in the value of the Company's venture capital investments in 2001 compared to a gain of $10.6 million in the prior year. Also contributing to the decrease was a $4.9 million decrease in trust and investment advisory income that was due principally to a decline in assets under management. Partially offsetting these decreases was a $2.1 million, or 5.1% increase in service charges and fees and an $11.7 million increase in net securities gains. Substantially all of the securities gains are attributable to the merger of and subsequent sale of stock in a company in which we had an equity investment for many years. Noninterest income represented 30.9% of the Company's total revenue in 2001.

In 2000, noninterest income excluding net securities gains increased by $12.2 million, or 11.6% from 1999. Trust and investment advisory income was $3.5 million greater, or 6.8% more in 2000 than 1999 due principally to an increase in the market value of assets under management. In 2000, service charges and fees increased $2.0 million, or 5.1% from 1999 and venture capital investment gains increased by $8.6 million. Partially offsetting these gains was a $1.9 million decrease in other noninterest income from 1999 to 2000. This decrease was primarily attributable to the inclusion of a nonrecurring gain in 1999 of $3.8 million related to the sale of a corporate aircraft. Noninterest income represented 38.1% and 36.3% of the Company's total revenue in 2000 and 1999, respectively.

Noninterest Expense

Noninterest expense increased by $42.0 million, or 18.7% to $266.3 million in 2001 compared to $224.4 million in 2000. Approximately $34.1 million of this increase, or 81.2% is attributable to the previously described restructuring and other charges. Other significant changes from the prior year include an additional $5.3 million, or 6.5% increase in salaries and wages, a $1.9 million increase in pensions and employee benefits that is primarily attributable to a $2.4 million increase in the actuarially determined domestic pension plan expense and a $2.1 million increase in consultants and outsourcing fees, which is primarily due to increased management fees related to an additional venture capital partnership. Decreases in advertising and public relations expense partially offset these increases.

In 2000, noninterest expense increased $17.1 million, or 8.3% over 1999 expenses. Personnel costs including benefits increased $8.7 million, which was partially attributable to staff costs associated with new business activities including $6.9 million of increased expenses for international private banking and mortgage company business initiatives. Additional increases occurred in occupancy, data processing, merchant credit card processing and advertising related expenses.

The Company had 1,613, 1,558, and 1,589 employees at December 31, 2001, 2000 and 1999, respectively.

Income Taxes

The provision for income taxes includes federal, state, local and international tax obligations. Applicable income tax expense for 2001 is greater than income before taxes, minority interest and extraordinary loss. This is primarily due to the aforementioned establishment of valuation allowances totalling $5.8 million against deferred tax assets and unbenefitted foreign losses, resulting in an effective tax rate of 146.5%.

The 2000 provision for income taxes was $25.1 million compared to $27.0 million in 1999 and the effective tax rate in 2000 was 37.8% compared to 32.2% in 1999. The effective tax rate increased in 2000 due to a partially unbenefitted loss at Riggs Bank Europe Ltd.

FINANCIAL POSITION AND LIQUIDITY

Earning Assets

Loans, securities available for sale and other short-term investments are the Company's primary earning assets. At December 31, 2001, 2000 and 1999, these assets represented approximately 89.8%, 88.3% and 89.4% of the Company's total assets and 89.6%, 89.3% and 90.7% of the Company's average assets for those years, respectively.

Loans represent the largest earning asset category. At December 31, 2001, 2000 and 1999, loans were 51.8%, 59.2% and 60.7% of earning assets and 58.3%, 61.6% and 63.3% of average earning assets for those years, respectively.

Securities available for sale, the next largest component of earning assets, were 31.4%, 25.3% and 24.8% of earning assets at December 31, 2001, 2000 and 1999, respectively, and represented 26.2%, 25.2% and 23.4% of average earning assets for those years.

The third component of the Company's earning assets mix, short-term investments, was 16.8%, 15.5% and 14.6% of earning assets at December 31, 2001, 2000 and 1999, respectively, and represented 15.4%, 13.2% and 13.3% of average earning assets for the three years ending December 31, 2001.

Loans

Loans are generated in the Banking segment through both retail and commercial banking activities and in the International Banking segment through embassy banking and Riggs Bank Europe Ltd. See Tables C, D and E.

Total loans at December 31, 2001 were $2.87 billion, a $72.1 million, or 2.5% decrease from December 31, 2000. Total loans at December 31, 2000 were $2.94 billion, a $261.2 million, or 8.2% decrease from December 31, 1999 balances. The decreases were due in part to the Company's decision to limit its exposure on syndicated loans. Approximately $87.6 million of the 2001 decrease and $135.4 million of the 2000 decrease is attributable to this business strategy. In addition, the Company has de-emphasized commercial lending at Riggs Bank Europe Ltd. As a result, foreign loans decreased from $517.0 million at December 31, 1999 to $415.8 million at December 31, 2001.

At December 31, 2001 and 2000, less than 1.0% of loans were held pending sale.

See Table J for the distribution of year-end loans.

Cross-Border Outstandings

We extend credit to borrowers domiciled outside of the United States primarily through our International Banking segment. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, investments and other monetary assets that are denominated in U.S. dollars or other currencies. In addition, cross-border outstandings include legally enforceable guarantees issued on behalf of non-local third parties and local currency outstandings to the extent they are not funded by local currency borrowings. The economic value and recoverability of these assets may be affected by changing economic and political conditions in the respective countries. We routinely review these assets, monitor the international economic climate and assess the impact of any changes on foreign domiciled borrowers.

At December 31, 2001, we had no cross-border outstandings exceeding 1% of our total assets to countries experiencing difficulties in repaying their external debt. At December 31, 2001, 2000 and 1999, the United Kingdom was the only foreign country with cross-border outstandings in excess of 1% of our total assets that had loans in either a nonperforming, past-due or potential problem loan status (see Tables F and G).

Short-Term Investments

Short-term investments are managed in our Treasury segment and include time deposits with other banks, federal funds sold and reverse repurchase agreements. These investments are liquid assets with original maturities generally of less than 90 days. Short-term investments are generally lower-yielding assets that are highly interest-rate sensitive. The amount of funds available for short-term investments is a function of daily movements in our securities, loan and deposit portfolios, combined with our overall interest-rate risk management strategy. Liquidity is also available through credit facilities with Federal Home Loan Banks ("FHLB"). We have secured and unsecured lines of credit that exceed $1.32 billion which could be drawn upon to meet potential funding requirements. The Company is not utilizing these lines at December 31, 2001. The FHLB can cancel at any time any unused portion of the credit facilities. Any borrowings under these facilities are subject to the terms and conditions of each draw.

At December 31, 2001, short-term investments totalled $918.5 million, an increase of $157.6 million when compared to year-end 2000. December 31, 2000 short-term investments were $760.9 million compared to $759.5 million at December 31, 1999. The average yield on short-term investments was 3.74% in 2001, 6.37% in 2000 and 4.99% in 1999.

Securities Available for Sale

All of the Company's securities at December 31, 2001, 2000 and 1999 are classified as available for sale securities and are managed by the Treasury segment as part of the Company's liquidity and interest rate risk management programs. Securities are reflected on the Consolidated Statements of Condition at fair value. Any unrecognized differences between amortized cost and fair value are reported net of applicable taxes as a component of accumulated other comprehensive loss within shareholders' equity.

At December 31, 2001, 2000 and 1999, the portfolio totalled $1.72 billion, $1.24 billion and $1.29 billion and yielded 4.07%, 6.10% and 5.92%, respectively.

The percentage composition at fair value of the securities portfolio at December 31 is as follows:

	2001	2000	1999
U.S. Treasury Securities	6.1%	24.9%	20.8%
Government Agency Securities	55.4	30.2	36.8
Mortgage-Backed Securities	35.6	40.6	37.5
Other Securities	2.9	4.3	4.9
	100.0%	100.0%	100.0%

At December 31, 2001, 2000 and 1999, 42.5%, 30.6% and 17.5% of the portfolio matures within one year and the portfolio duration is 1.8, 3.2 and 4.0 years, respectively.

Venture Capital Investments

Venture capital investments at fair value amounted to $56.3 million at December 31, 2001 and $83.7 million at the close of the prior year. The Company recorded a loss of $31.1 million on its venture capital investments in 2001 that is primarily attributable to unrealized losses in the fair value of its venture capital investments. In 2000, the Company recorded a $10.6 million gain, substantially unrealized, on these investments.

The loss in 2001 is attributable to several factors. First, there was a general slowing of the domestic economy during the year that was exacerbated by the terrorist attacks in September. This slowing resulted in large corporations reducing their spending on information technology assets, which in turn affected the financial performance and valuations of information technology asset vendors to which the Company's venture capital portfolio was exposed. Second, the domestic stock market in general declined in 2001 and, in particular, the valuations of publicly-traded technology companies declined dramatically. As a result, the Company reduced the carrying value of a number of privately-held investments in order to better align its valuations with those of comparable publicly-traded companies. Third, initial public offerings (IPOs) and acquisitions by public companies of private companies declined significantly from prior years. Since venture capital investors typically look to the IPO process or acquisitions as a means of liquidating investments, the lack of such markets was further detrimental to the value of investments held.

Because of these factors and an uncertain economic outlook, the Company reduced its agreement to fund venture capital investments from $200.0 million to $130.0 million and reduced its agreement to fund the operating costs of the venture capital partnerships for 2002 from $4.0 million to $2.6 million. At December 31, 2001, the Company had funded approximately $99.5 million of venture capital investments. The Company established a $2.8 million valuation allowance against deferred tax assets relating to venture capital losses. The Company has concluded that it is more likely than not that the remaining deferred tax assets which are attributable to losses from venture capital operations will be realized through capital gains generated by its venture capital operations or through such gains generated elsewhere within the Company.

Commitments and Liquidity

At December 31, 2001, the Company had approximately $942.6 million of loan commitments outstanding and was contingently liable for $158.4 million of letters of credit. The Company also is obligated to fund $23.2 million of venture capital investments and has various other contractual obligations arising in the normal course of business.

At December 31, 2001, the Company has the necessary liquidity to meet these obligations. As noted above, the Company maintains a significant short-term investment portfolio and has approximately $1.32 billion of unused FHLB credit lines. The securities available for sale portfolio has a short duration. In addition, deposits, the Company's primary funding source, have been a very stable and low-cost source of funds.

We operate with higher levels of liquidity than our peers do and our deposit base has been very stable for the three years ended December 31, 2001. However, changes in the stability of the economic, social or political environments, or a deterioration of the public's confidence in the banking system in general or the Company in particular, could be very detrimental. At December 31, 2001, a United States government department had deposits with the Company of approximately $578.0 million. A withdrawal of these funds by this depositor, for whatever reason, would significantly impact the Company's short-term liquidity position. In addition, the Company's unused lines of credit with the FHLB can be cancelled by the FHLB. Hence, the Company cannot assert that it can maintain sufficient liquidity to fund its future needs.

ASSET QUALITY

Credit Risk Administration

Since the loan portfolio is the Company's largest component of earning assets, one of the Company's primary objectives is to maintain a high quality loan portfolio. This is achieved through promulgation of and adherence to loan underwriting standards and regular evaluation of credit risks within the portfolio. The potential for loss is, however, intrinsic to the lending process. We attempt to minimize this risk by stressing the integrity, financial strength and liquidity of borrowers and, if integral to the granting of credit, the stability of supporting collateral values.

The credit administration function establishes credit policies including those related to credit underwriting, limits on the ability of an individual loan officer or group of loan officers to extend credit, policies addressing concentrations of credit risk and internal credit scoring. The credit administration function reports to a chief credit officer who works with the various business units to ensure the integrity of established procedures and policies. In addition, we maintain an independent loan review group that monitors compliance with these policies and thereby further ensures the integrity of the credit process.

Provision and Reserve for Loan Losses

The adequacy of the reserve for loan losses is determined based on the composition of the loan portfolio, the level and trend of loan delinquencies, the financial condition of specific delinquent or problem borrowers and related guarantors, historical charge-off rates, general economic and industry-specific conditions and all other factors deemed relevant. Based upon this analysis, which is performed quarterly and reviewed by a standing committee, we record a provision to maintain the reserve for loan losses at a level adequate to absorb estimated losses in the portfolio.

For loan pools with homogeneous characteristics, such as residential mortgage, home equity and consumer loans, provisions are determined using historical loss factors. For non-homogeneous loans, the Company allocates specific reserves for loan losses to individual loans in the highest risk categories and provides for the remainder using historical factors. In addition, the Company maintains a qualitative component in its reserve for loan losses. This portion of the reserve is maintained when the Company concludes that (1) recent charge-off experience may not be indicative of future experience, (2) either adverse general economic or industry-specific conditions are not manifested as specific problem credits or in delinquency ratios, or (3) we have knowledge of specific potentially adverse events or conditions of a borrower.

The Company maintains its reserve for loan losses in accordance with a Board of Directors approved policy that establishes minimum and maximum reserve levels in relation to identified problem loans.

Based upon the above, the Company recorded a loan loss provision of $2.5 million in 2001. At December 31, 2001, the reserve for loan losses was $29.5 million, or approximately 1.03% of loans and 188.7% of the Company's nonaccrual, renegotiated, past due and other potential problem credits. The 2001 foreign reserve for loan losses was $11.7 million, or approximately 2.8% of foreign loans. Foreign nonperforming assets represent approximately 70.7% of consolidated nonperforming assets. The foreign loan loss provision in 2001 was approximately $5.9 million and the domestic provision was $(3.4) million.

We recorded loan loss provisions of $18.8 million and $2.5 million in 2000 and 1999, respectively. The 2000 provision included $11.0 million for the discovery of a borrower's fraud in a commercial credit in the International Banking segment as well as a $3.9 million loss incurred on the sale of a syndicated loan in the Banking segment. These provisions were also the result of additions to nonperforming loans during these years and increased loan charge-offs. The reserve for loan losses to loans at December 31, 2000 and 1999 was 1.23% and 1.29%, respectively. At December 31, 2000 and 1999, the reserve for loan losses was 64.8% and 79.4%, respectively, of the Company's nonaccrual, renegotiated, past due and other potential problem credits.

During the three years ended December 31, 2001, the reserve for loan losses as a percentage of loans has decreased from 1.67% to 1.03%. During this same period, nonaccrual, renegotiated, past due and other potential problem credits decreased from $55.0 million to $15.7 million. In addition, 49.4% of the Company's portfolio is secured by residential real estate at December 31, 2001. Traditionally, net losses on such loans have been minimal. See Table I.

Foreign exchange translation adjustments in the reserve for loan losses were $(204) thousand and $(505) thousand in 2001 and 2000, respectively. These adjustments relate to reserves recorded in British pounds sterling, and are made to account for changes in our reserve for loan losses resulting from fluctuating foreign exchange rates. The estimated allocation of the reserve for loan losses by loan category is detailed in Table J and represents our assessment of existing conditions and risk factors within these categories. Changes in the risk characteristics and commitment amounts within the loan portfolio affect the overall level of required reserves.

During 2001, the commercial and financial allocation of the reserve for loan losses decreased from 2000. The reduced allocation was based on our reduction in the balance of these loans along with an improvement in the risk characteristics of these loans due to the runoff in the syndicated loan portfolio.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, renegotiated loans, other real estate owned and other repossessed assets. Nonaccrual loans are loans for which recognition of interest income has been discontinued. Impaired loans are nonaccrual loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. See Tables K and L.

Loans are placed on nonaccrual when there is significant doubt as to the ability to collect either interest or principal, or when interest or principal is 90 days or more past due and the loan is not well-secured and in the process of collection. Nonaccrual loans totaled $1.4 million at December 31, 2001, a decrease of $33.8 million from December 31, 2000. The decrease in nonaccrual loans was primarily attributable to the sale at carrying value of a $25.0 million nonaccrual loan and payments of $6.3 million on a domestic commercial loan.

Renegotiated loans are those where there have been extensions of the original repayment period or a reduction of the obligation to pay principal or interest because of a deterioration in the borrower's financial position. At December 31, 2001, 2000 and 1999, none of the renegotiated loans was accruing interest. Renegotiated loans remained at a low level during 2001 and ended the year at $529 thousand, compared with $853 thousand at year-end 2000 and $1.3 million at December 31, 1999.

Loans are transferred to other real estate owned when collateral securing the loans is acquired through foreclosure. Other real estate owned remained low at $600 thousand on December 31, 2001, compared to $1.1 million on December 31, 2000 and $908 thousand at December 31, 1999. The balance consists primarily of a tract of land in the Washington, D.C., metropolitan area. Other repossessed assets owned are automobiles and other equipment that secured problem loans which were seized as part of the loan liquidation efforts of the Company in London.

Past-Due and Potential Problem Loans

The past-due loan category amounted to $13.3 million at December 31, 2001 and $11.1 million at December 31, 2000. This increase is primarily attributable to secured residential real estate loans that are in the process of collection and are accruing interest. Past-due loans at December 31, 1999 amounted to $7.4 million.

Potential problem loans are defined as loans that are currently performing but which have certain attributes that may lead to nonaccrual or past-due status in the foreseeable future. At December 31, 2001, we identified $436 thousand of potential problem loans compared to $8.7 million of such loans at December 31, 2000 and $2.0 million at December 31, 1999.

DEPOSITS AND FUNDING SOURCES

Deposits, short-term borrowings, long-term debt and trust preferred securities are our principal funding sources. For 2001, these funding sources averaged $5.04 billion, a decrease of $107.6 million from the $5.15 billion for 2000. In 1999, these funding sources averaged $5.17 billion.

Deposits

Deposit balances are very stable and are the primary funding source of the Company. Average deposit balances for each of the three years ending December 31, 2001 were $4.13 billion. Average interest bearing deposits were $3.62 billion, $3.59 billion and

$3.53 billion in 2001, 2000 and 1999, respectively. Average demand deposits were $509.6 million, $546.6 million and $603.4 million in 2001, 2000 and 1999. As a service to the Company's customers, and as a means of reducing deposit reserve requirements, we periodically sweep excess demand funds into money market accounts. The average balances transferred, which are not included in demand deposits in Table A, were $440.2 million in 2001 compared to $377.7 million and $260.0 million in 2000 and 1999, respectively.

The average cost of interest-bearing deposits was 2.40%, 3.44% and 3.12% in 2001, 2000 and 1999. The change in the cost of these funds is primarily attributable to actions of the Federal Reserve. From December 31, 1999 to year-end 2000, the Federal Reserve increased its target federal funds rate by 100 basis points whereas it lowered the same target rate by 475 basis points from the close of 2000 to December 31, 2001.

Short-Term Borrowings

Short-term borrowings consist primarily of federal funds purchased, repurchase agreements and FHLB borrowings. These obligations are an additional source of funds used to meet liquidity and interest rate risk management objectives. On average, short-term borrowings were $493.3 million, $599.7 million and $549.9 million for 2001, 2000 and 1999, respectively. The cost of these funds was 3.52%, 5.57% and 4.50% for 2001, 2000 and 1999.

Long-Term Debt

The $66.5 million balance of long-term debt at December 31, 2001, 2000 and 1999 consists of subordinated debentures due in 2009. These debentures have a fixed interest rate of 9.65% and are not callable in advance of maturity. The effective cost of this debt is 9.73%. Average long-term debt was $66.5 million in 2001 and 2000 and $135.4 million in 1999.

In July 1999, the Company redeemed $125.0 million of 8.5% subordinated notes at a price of 104.25% resulting in an extraordinary after-tax loss of $5.1 million. The cost of long-term debt in 1999 was 9.34%.

Minority Interest in Trust Preferred Securities

Trust Preferred Securities totaled $350.0 million at December 31, 2001, 2000 and 1999. Included in these securities are $200.0 million of 8.875% securities issued in 1997 and $150.0 million of 8.625% securities issued in 1996. The securities were issued by two of our wholly-owned subsidiaries and are classified on the Consolidated Statements of Condition as Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures. The related expense is included on the Consolidated Statements of Operations as part of Minority Interest in Income of Subsidiaries, Net of Taxes. Dividends are paid semi-annually and the Trust Preferred Securities cannot be redeemed for ten years from the date of issuance. The securities have a final maturity of 30 years from their issuance date. Dividends are cumulative and deferrable for a period not to exceed five years. The Trust Preferred Securities qualify as Tier I Capital, with certain limitations. Amounts not included in Tier I Capital are included in Tier II Capital.

Sensitivity to Market Risk

As previously noted, the Company is exposed to various business risks, many of which are beyond the ability of the Company to mitigate or control.

Two significant risks that could materially impact the operating results of the Company are interest rate risk and foreign currency exchange exposure. We manage our exposure to these risks through a committee that closely monitors them.

We manage our interest rate risk through the use of an income simulation model that forecasts the impact on net interest income of significantly higher and lower interest rates. A key assumption for these simulations is the target rate for federal funds. The simulations monitored by the committee are based upon the target rate increasing and decreasing by 100 basis points, or 1%, from what the committee determines to be the most likely rate scenario over the next year. In addition, the committee monitors the effect on net interest income over a three-year period of a 300 basis point variance, both up and down, from the most likely rate scenario. Results of these simulations are compared to net interest income derived utilizing the most likely rate. Differences in net interest income derived utilizing the 100 and 300 basis point variances from the mostly likely net interest income simulations must be within acceptable limits, which are established by corporate policy. The results for the simulations for year-end 2001 and 2000 indicate that the Company is within established guidelines. See Table N.

For the year-end 2001 simulations, the assumed target rate for federal funds is 1.75% for all of 2002. We further assume that beginning in 2003, the target federal funds rate gradually increases to 5% by April 2004, and remains at that level for the remainder of the three-year forecasting horizon.

The year-end 2001 simulation suggests that our net interest income would improve if the federal funds target rate gradually declined by 100 basis points from the most likely target scenario during 2002. In this scenario, net interest income would be greater than the most likely scenario by $669 thousand, or 0.3%. In the scenario in which the target federal funds rate decreased by

300 basis points from the most likely target rate over the next three years, net interest income would increase from the most likely scenario by $2.1 million, or 0.4%.

The year-end 2001 simulation also suggests that our net interest income will suffer if the federal funds target rate gradually increases by 100 basis points from the most likely target scenario during 2002. Net interest income would be less than the most likely scenario by $1.0 million, or 0.5%. In the scenario in which the target federal funds rate increases by 300 basis points from the most likely target rate over the next three years, net interest income would decrease from the most likely scenario by $10.4 million, or 1.8%. The model's key assumptions, which are described in Table N, significantly impact simulation results.

The Company also monitors its one year cumulative "gap" as part of its management of interest rate risk. The gap is considered positive if the amount of interest-bearing assets that reprice in a year exceeds the amount of interest-bearing liabilities that reprice. The gap is considered negative if the amount of liabilities that reprice is more than the amount of assets that reprice. The Company believes that the simulation techniques described above provide more useful data, and, therefore, monitoring the interest rate gap is not an integral part of the Company's interest rate management program. At December 31, 2001, the Company had a negative gap of approximately $750.0 million.

The Company manages the mixture of both assets and liabilities and its liquidity position as part of its interest rate management efforts. It also utilizes various financial derivative instruments, such as interest rate swaps, futures contracts and option contracts, to manage financial risk. The Company also uses foreign currency exchange contracts to mitigate its foreign currency risk exposure.

At December 31, 2001, we had a foreign currency exchange contract for a notional amount of $69.8 million to hedge the investment we have in Riggs Bank Europe Ltd. We had $7.4 million in commitments to purchase foreign currency and $218.2 million in commitments to sell foreign currency. Most of these commitments were undertaken to hedge intercompany loans. In addition, interest rate swaps were used to hedge interest rate risk. Some were used to hedge the fair value of fixed rate assets while others were used to hedge cash flows of variable rate liabilities. There were 26 such agreements at December 31, 2001, totalling $114.4 million in notional principal balance.

The methodologies discussed above provide a meaningful representation of our interest-rate and market risk sensitivity, although factors other than changes in the interest rate environment, such as levels of non-earning assets and changes in the composition of earning assets, may affect net interest income. We believe our current interest-rate sensitivity level is appropriate considering our economic outlook and conservative approach taken in the review and monitoring of our sensitivity position.

CAPITAL RESOURCES

One of our fundamental objectives is to maintain a level of capitalization that promotes depositor and investor confidence. In addition to maintaining conservative loan underwriting standards, the Company places an emphasis on capital strength and our ability to withstand unfavorable economic conditions and business losses. We continue to maintain a strong capital position at December 31, 2001 despite the loss incurred for the year.

Total shareholders' equity at December 31, 2001 was $360.8 million, down $21.9 million from year-end 2000. The decrease was primarily the result of the operating loss the Company incurred in 2001. Shareholders' equity at December 31, 2000 was $382.7 million, a $45.0 million increase from $337.7 million at December 31, 1999. The increase was the result of net income for the year of $21.6 million, of which $15.9 million was retained in the Company, and a reduction in net unrealized securities losses of $30.2 million.

Banking regulators have issued risk-based capital guidelines for banks and bank holding companies. These requirements provide minimum Total, Tier I, and Leverage capital ratios that measure capital adequacy. The Total capital ratio measures combined Tier I and Tier II capital to risk-weighted assets. The Tier I capital ratio measures Tier I capital to risk-weighted assets. The Leverage capital ratio measures Tier I capital to quarterly average assets. At December 31, 2001 and 2000, the Company's and Bank's capital ratios significantly exceeded the "well-capitalized" levels under each of the regulatory ratios. See Table O.

The Company's policy is to ensure that the bank is capitalized in accordance with regulatory guidelines. The bank is subject to minimum capital ratios as prescribed by the Office of the Comptroller of the Currency, which are the same as those prescribed by the Federal Reserve Board for bank holding companies.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties that could cause actual results to differ materially from estimates. Such forward-looking statements include, but are not limited to, (1) discussions of earnings and growth, future plans, business initiatives and financial projections contained in the Letter to Shareholders, (2) discussions of strategic plans on pages 2 through 11, (3) discussion of movement in interest rates in Management's Discussion and Analysis ("MD&A"), (4) discussions of loans, loan losses and credit quality in MD&A, (5) discussions concerning sensitivity to market risk in MD&A, (6) discussion of venture capital investments in MD&A and (7) comments regarding commitments and liquidity in MD&A.

A variety of factors could cause the Company's results and experiences to differ materially from those expressed or implied by the forward-looking statements, including the Company's success in executing its strategies, and its business generally. Additional factors that could affect the Company's future earnings, operations, performance, development, growth and projections, include, but are not limited to, the weakening of the domestic economy, social, economic or political instability, both domestic and foreign, changes in credit quality and interest rates, the impact of competitive products, services and pricing, customer business requirements, Congressional legislation, the timing of technology enhancements for products and operating systems, volatility of venture capital portfolios, the collectibility of loans and similar matters.

New Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations." This standard requires that the Company account for future business combinations using the purchase method of accounting. It also requires that intangible assets resulting from a business combination be recognized as assets apart from goodwill if they can be identified and result from contractual or other legal rights. Two criteria, the contractual-legal criterion or the separability criterion must be met before separate recognition can occur. The Statement also requires disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 applies to all future combinations that the Company enters into.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. This standard discontinues the amortization of intangible assets unless they have finite useful lives but requires that they be tested at least annually for impairment by comparing their fair values to their book values. This Statement also requires disclosure of the changes in the carrying amounts of goodwill from period to period, the carrying amount of intangible assets by major intangible asset class for those subject to and not subject to amortization, and the estimated intangible asset amortization expense for the next five years. This Statement will impact the Company beginning January 1, 2002.

At December 31, 2001, the Company has $6.7 million of unamortized goodwill. Yearly amortization of goodwill for the three-year period ended December 31, 2001 was $645 thousand. The book value of intangible assets (other than goodwill), all of which will continue to be amortized, is $621 thousand at December 31, 2001.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was also issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not determined the impact, if any, SFAS No. 143 will have on the Company.

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for the Company's 2002 fiscal year. This Statement retains existing requirements to recognize impairment only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cashflow estimation techniques when measuring the impairment, c) requires that, for any asset to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Adoption of this Statement is not expected to have a material impact on the Company.

FOURTH QUARTER 2001 VS. FOURTH QUARTER 2000

For the quarter ending December 31, 2001, the Company reported a net loss of $32.8 million, or $1.15 per share, compared to net income of $4.0 million, or $0.14 per diluted share, in the fourth quarter of 2000. The primary reason for the decrease was the previously described restructuring and other charges which amount to approximately $40.0 million. Also contributing to the decrease from the prior year were increased venture capital losses. In the fourth quarter of 2001, venture capital losses were $9.4 million compared to losses of $4.7 million in the comparable quarter of 2000.

In the fourth quarter of 2001, the Company sold at a discount a performing syndicated loan with a balance of approximately $10.3 million. This sale, which resulted in a charge to the reserve for loan loss of $2.6 million, is part of the Company's strategy to minimize credit loss exposure on syndicated loans.

Net interest income was $47.9 million in the fourth quarter of 2001 compared to $46.5 million in the comparable quarter of the prior year, an increase of 3.0%. Average earning assets were $5.27 billion and $4.82 billion and the net interest margin was 3.66% and 3.89% for the fourth quarter of 2001 and 2000, respectively.

The Company provided $1.6 million and $1.3 million for loan losses in the fourth quarter of 2001 and 2000, respectively.

Noninterest income decreased by $5.6 million compared to the comparable quarter of the prior year primarily due to the increases in venture capital losses noted above. Also contributing was a $1.2 million decrease in trust and investment advisory income from the prior year as a result of decreases in assets under management.

Noninterest expense increased by $36.2 million, or 61.4%, in the fourth quarter of 2001 compared to the fourth quarter of 2000. Approximately $34.1 million of this increase is due to the restructuring and other charges noted above.

TABLE A:

THREE-YEAR AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES[1]

(in Thousands)	2001			2000			1999		
	AVERAGE BALANCES	INCOME/ EXPENSE	YIELDS/ RATES	AVERAGE BALANCES	INCOME/ EXPENSE	YIELDS/ RATES	AVERAGE BALANCES	INCOME/ EXPENSE	YIELDS/ RATES
ASSETS									
Loans:[5]									
Commercial-Taxable	$ 295,754	$ 19,794	6.69%	$ 441,016	$ 33,835	7.67%	$ 563,729	$ 38,263	6.79%
Commercial-Tax-Exempt	145,250	10,608	7.30	150,085	10,589	7.06	127,158	9,858	7.75
Commercial Real Estate	477,799	34,607	7.24	430,796	34,163	7.93	394,584	30,234	7.66
Residential Mortgage	1,150,782	82,239	7.15	1,190,817	86,826	7.29	1,229,224	85,848	6.98
Loans Held for Sale	15,019	—	—	9,875	—	—	—	—	—
Home Equity	326,026	23,348	7.16	336,539	25,771	7.66	317,872	22,845	7.19
Consumer	65,882	8,156	12.38	69,740	8,981	12.88	70,754	8,817	12.46
Foreign	417,344	28,752	6.89	457,774	35,757	7.81	501,035	37,527	7.49
Total Loans	2,893,856	207,504	7.17	3,086,642	235,922	7.64	3,204,356	233,392	7.28
Securities Available for Sale[2]	1,301,752	68,630	5.27	1,263,546	79,098	6.26	1,183,004	70,564	5.96
Time Deposits with Other Banks	330,283	12,712	3.85	354,213	22,724	6.42	479,368	23,552	4.91
Federal Funds Sold and Reverse Repurchase Agreements	433,834	15,823	3.65	302,692	19,093	6.31	196,668	10,179	5.18
Total Earning Assets and Average Rate Earned[3]	4,959,725	304,669	6.14	5,007,093	356,837	7.13	5,063,396	337,687	6.67
Less: Reserve for Loan Losses	33,998			38,341			52,505		
Cash and Due from Banks	142,579			136,912			149,678		
Premises and Equipment, Net	196,851			201,175			203,353		
Other Assets	272,250			298,191			218,671		
Total Assets	$5,537,407			$5,605,030			$5,582,593		
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY									
Interest-Bearing Deposits:									
Savings and NOW Accounts	$ 205,381	$ 1,711	0.83%	$ 218,423	$ 2,123	0.97%	$ 233,715	$ 2,547	1.09%
Money Market Deposit Accounts	1,879,070	26,224	1.40	1,862,071	39,242	2.11	1,715,321	33,539	1.96
Time Deposits in Domestic Offices	888,513	32,071	3.61	930,421	46,764	5.03	978,168	42,061	4.30
Time Deposits in Foreign Offices	650,611	26,974	4.15	576,845	35,313	6.12	604,256	31,947	5.29
Total Interest-Bearing Deposits	3,623,575	86,980	2.40	3,587,760	123,442	3.44	3,531,460	110,094	3.12
Short-Term Borrowings:									
Federal Funds Purchased and Repurchase Agreements	482,412	17,050	3.53	453,116	25,915	5.72	371,891	17,038	4.58
Other Short-Term Borrowings	10,870	344	3.16	146,625	7,479	5.10	178,017	7,727	4.34
Long-Term Debt	66,525	6,472	9.73	66,525	6,472	9.73	135,361	12,644	9.34
Total Interest-Bearing Funds and Average Rate Incurred	4,183,382	110,846	2.65	4,254,026	163,308	3.84	4,216,729	147,503	3.50
Demand Deposits[4]	509,586			546,569			603,449		
Other Liabilities	99,794			98,058			66,583		
Minority Interest	350,000			350,000			350,000		
Shareholders' Equity	394,645			356,377			345,832		
Total Liabilities, Minority Interest and Shareholders' Equity	$5,537,407			$5,605,030			$5,582,593		
Net Interest Income and Spread		$193,823	3.49%		$193,529	3.29%		$190,184	3.17%
Net Interest Margin on Earning Assets			3.91%			3.87%			3.76%

[1]Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2001, 2000, and 1999, in addition to local tax rates as applicable. Average foreign assets and average foreign liabilities are found under "Supplemental Financial Data".
[2]The averages and rates for the securities available for sale portfolio are based on amortized cost.
[3]Excludes venture capital investment balances.
[4]Demand deposit balances for all periods presented exclude certain accounts transferred to the money market classification to reduce the level of deposit reserves required.
[5]Nonperforming loans are included in average balances used to determine rates.

Table B:

NET INTEREST INCOME CHANGES[1]

(in Thousands)

	2001 Versus 2000			2000 Versus 1999		
	Due to Rate	Due to Volume	Total Change	Due to Rate	Due to Volume	Total Change
Interest Income:						
Loans, Including Fees	$(14,334)	$(14,084)	$(28,418)	$11,848	$(9,318)	$ 2,530
Securities Available for Sale	(12,799)	2,331	(10,468)	3,628	4,906	8,534
Time Deposits with Other Banks	(8,567)	(1,445)	(10,012)	6,190	(7,018)	(828)
Federal Funds Sold and Reverse Repurchase Agreements	(9,780)	6,510	(3,270)	2,564	6,350	8,914
Total Interest Income	(45,480)	(6,688)	(52,168)	24,230	(5,080)	19,150
Interest Expense:						
Savings and NOW Accounts	(289)	(123)	(412)	(264)	(160)	(424)
Money Market Deposit Accounts	(13,375)	357	(13,018)	4,455	1,248	5,703
Time Deposits in Domestic Offices	(12,672)	(2,021)	(14,693)	6,834	(2,131)	4,703
Time Deposits in Foreign Offices	(12,437)	4,098	(8,339)	4,863	(1,497)	3,366
Federal Funds Purchased and Repurchase Agreements	(10,449)	1,584	(8,865)	4,727	4,150	8,877
Other Short-Term Borrowings	(2,074)	(5,061)	(7,135)	1,244	(1,492)	(248)
Long-Term Debt	—	—	—	457	(6,629)	(6,172)
Total Interest Expense	(51,296)	(1,166)	(52,462)	22,316	(6,511)	15,805
Net Interest Income	$ 5,816	$ (5,522)	$ 294	$ 1,914	$ 1,431	$ 3,345

[1]*The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) has been allocated between rate and volume variances based on the percentage relationship of such variances to each other. Income and rates are computed on a tax-equivalent basis using a federal income tax rate of 35% for 2001, 2000 and 1999, in addition to local tax rates as applicable.*

TABLE C:
YEAR-END LOANS
DECEMBER 31,
(In Thousands)

	2001	2000	1999	1998	1997
Domestic:					
Commercial and Financial	$ 479,285	$ 479,443	$ 667,393	$ 668,778	$ 529,894
Commercial Real Estate	494,192	440,900	415,304	409,586	410,011
Residential Mortgage	1,112,409	1,168,243	1,219,740	1,276,257	1,156,493
Loans Held for Sale	8,671	15,433	—	—	—
Home Equity	297,637	335,825	315,520	314,347	317,669
Consumer	64,888	68,010	73,158	69,419	78,932
Total Domestic	2,457,082	2,507,854	2,691,115	2,738,387	2,492,999
Foreign:					
Governments and Official Institutions	93,300	69,119	67,555	74,676	50,606
Banks and Other Financial Institutions	1,531	1,717	2,730	9,451	8,506
Commercial and Industrial	284,293	329,903	395,120	395,552	293,609
Other	36,717	37,086	51,607	42,353	36,911
Total Foreign	415,841	437,825	517,012	522,032	389,632
Total Loans	2,872,923	2,945,679	3,208,127	3,260,419	2,882,631
Net Deferred Loan Fees, Costs, Premiums and Discounts	(4,331)	(4,941)	(6,146)	(2,284)	1,742
Loans	2,868,592	2,940,738	3,201,981	3,258,135	2,884,373
Reserve for Loan Losses	(29,540)	(36,197)	(41,455)	(54,455)	(52,381)
Total Net Loans	$2,839,052	$2,904,541	$3,160,526	$3,203,680	$2,831,992

TABLE D:

YEAR-END MATURITIES AND RATE SENSITIVITY DECEMBER 31, 2001

(IN THOUSANDS)	LESS THAN 1 YEAR[1]	1-5 YEARS	OVER 5 YEARS	TOTAL
Maturities:				
Commercial and Financial	$164,295	$130,552	$ 184,438	$ 479,285
Commercial Real Estate	52,365	223,633	218,194	494,192
Residential Mortgage	32,733	155,682	923,994	1,112,409
Loans Held for Sale	97	457	8,117	8,671
Home Equity	143,642	56,608	97,387	297,637
Consumer	47,381	17,170	337	64,888
Foreign	328,458	77,904	9,479	415,841
Total Loans	$768,971	$662,006	$1,441,946	$2,872,923
Rate Sensitivity:				
With Fixed Interest Rates	$170,849	$429,037	$1,102,128	$1,702,014
With Floating and Adjustable Interest Rates	598,122	232,969	339,818	1,170,909
Total Loans	$768,971	$662,006	$1,441,946	$2,872,923

[1]*Includes demand loans, loans having no stated schedule of repayments or maturity, and overdrafts.*

TABLE E:

COMMERCIAL REAL ESTATE GEOGRAPHIC DISTRIBUTION BY TYPE DECEMBER 31, 2001

(in Thousands)	GEOGRAPHIC LOCATION				
	DISTRICT OF COLUMBIA	VIRGINIA	MARYLAND	UNITED KINGDOM	TOTAL
Land Acquisition and Development	$ 2,502	$ —	$ 500	$ —	$ 3,002
Multi-Family Residential	20,721	9,396	2,548	—	32,665
Subtotal	23,223	9,396	3,048	—	35,667
Commercial:					
Office Buildings	101,488	85,081	58,027	—	244,596
Shopping Centers	16,956	33,601	56,677	—	107,234
Hotels	18,057	—	19,000	—	37,057
Industrial/Warehouse	3,297	6,509	11,611	—	21,417
Churches	16,474	648	12,590	—	29,712
Other	4,619	9,881	4,009	—	18,509
Domestic	184,114	145,116	164,962	—	494,192
Foreign	—	—	—	120,318	120,318
Total Commercial Real Estate	$184,114	$145,116	$164,962	$120,318	$614,510

TABLE F:

CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS[1]

(In Thousands)	Banks and Other Financial Institutions	Commercial and Industrial	Other	Total
As of December 31, 2001				
United Kingdom	$ 15,750	$234,443	$ 3,870	$254,063
United States[2]	149,860	—	18,328	168,188
Saudi Arabia	28	—	89,268	89,296
As of December 31, 2000				
United Kingdom	$ (31,196)	$282,285	$ 9,350	$260,439
United States[2]	180,992	—	11,121	192,113
Saudi Arabia	11	—	64,131	64,142
As of December 31, 1999				
United Kingdom	$ (33,906)	$360,575	$ 4,892	$331,561
United States[2]	208,468	—	9,499	217,967

[1] *Cross-border outstandings include loans, acceptances, investments, accrued interest and other monetary assets, net of interest-bearing deposits with other banks that are denominated in U.S. dollars or other non-local currencies.*

[2] *United States cross-border outstandings consist of deposits placed by the Company in foreign branches of United States banks.*

TABLE G:

CROSS-BORDER OUTSTANDINGS THAT EXCEED 1% OF TOTAL ASSETS WITH NONPERFORMING OR PAST-DUE LOANS

(In Thousands)	Nonaccrual Loans	Total Nonperforming Loans	Past-Due Loans
As of December 31, 2001			
United Kingdom	$1,430[1]	$1,430	$2,406
As of December 31, 2000			
United Kingdom	$1,779[2]	$1,779	$ 19
As of December 31, 1999			
United Kingdom	$2,185[3]	$2,185	$ —

[1] *As of December 31, 2001, $529 thousand of nonaccrual loans were classified as renegotiated loans*

[2] *As of December 31, 2000, $822 thousand of nonaccrual loans were classified as renegotiated loans.*

[3] *As of December 31, 1999, $1.2 million of nonaccrual loans were classified as renegotiated loans.*

TABLE H:
MATURITIES OF SECURITIES AVAILABLE FOR SALE DECEMBER 31, 2001

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities:				
Due within 1 year	$ 104,887	$ —	$ —	$ 104,887
Government Agencies Securities:				
Due within 1 year	607,947	1	8	607,940
Due after 1 year but within 5 years	344,138	2,153	672	345,619
Mortgage-Backed Securities:				
Due after 5 years but within 10 years	7,201	60	—	7,261
Mature after 10 years	606,654	1,874	3,514	605,014
Other Securities:				
Mature within 1 year	17,595	—	—	17,595
Mature after 10 years	30,322	—	—	30,322
Total Securities Available for Sale	$1,718,744	$4,088	$4,194	$1,718,638

TABLE I:
RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS (RECOVERIES) DECEMBER 31,

(In Thousands)	2001	2000	1999	1998	1997
Balance, January 1	$36,197	$41,455	$54,455	$52,381	$64,486
Provision for Loan Losses	2,526	18,791	2,500	—	(12,000)
Loans Charged Off:					
Commercial and Financial	4,071	9,059	12,251	579	146
Commercial Real Estate	—	148	90	183	—
Residential Mortgage	10	30	178	5	10
Home Equity	48	63	220	186	448
Consumer	2,422	2,699	2,238	2,232	2,047
Foreign	4,913	14,168	1,970	937	593
Total Loans Charged Off	11,464	26,167	16,947	4,122	3,244
Recoveries on Charged-Off Loans:					
Commercial and Financial	70	568	399	72	220
Commercial Real Estate	85	548	207	4,410	2,263
Residential Mortgage	37	49	—	—	10
Home Equity	126	117	105	58	47
Consumer	791	715	472	546	510
Foreign	1,376	626	526	1,016	666
Total Recoveries on Charged-Off Loans	2,485	2,623	1,709	6,102	3,716
Net Charge-Offs (Recoveries)	8,979	23,544	15,238	(1,980)	(472)
Foreign Exchange Translation Adjustments	(204)	(505)	(262)	94	(577)
Balance, December 31	$29,540	$36,197	$41,455	$54,455	$52,381
Ratio of Net Charge-Offs (Recoveries) to Average Loans	.31 %	.76 %	.48 %	(.06)%	(.02)%
Ratio of Reserve for Loan Losses to Total Loans	1.03 %	1.23 %	1.29 %	1.67 %	1.82 %

TABLE J:
RESERVE FOR LOAN LOSSES ALLOCATION AND LOAN DISTRIBUTION, DECEMBER 31,
(In Thousands)

Allocation of the Reserve for Loan Losses	2001	2000	1999	1998	1997
Commercial and Financial	$ 5,518	$15,755	$21,807	$27,631	$11,473
Commercial Real Estate	4,015	5,446	3,768	4,438	7,952
Residential Mortgage	1,103	1,161	1,218	1,275	1,157
Loans Held for Sale	9	15	—	—	—
Home Equity and Consumer	3,709	2,851	2,780	2,612	3,593
Foreign	8,243	7,036	6,006	8,665	4,765
Based on Qualitative Factors	6,943	3,933	5,876	9,834	23,441
Balance, December 31	$29,540	$36,197	$41,455	$54,455	$52,381

Distribution of Year-End Loans	2001	2000	1999	1998	1997
Commercial and Financial	16.7%	16.3%	20.8%	20.5%	18.4%
Commercial Real Estate	17.2	15.0	13.0	12.6	14.2
Residential Mortgage	38.7	39.6	38.0	39.1	40.1
Loans Held for Sale	0.3	0.5	—	—	—
Home Equity and Consumer	12.6	13.7	12.1	11.8	13.8
Foreign	14.5	14.9	16.1	16.0	13.5
Total, December 31	100.0%	100.0%	100.0%	100.0%	100.0%

TABLE K:
NONPERFORMING ASSETS AND PAST-DUE LOANS DECEMBER 31,

(In Thousands)	2001	2000	1999	1998	1997
Nonperforming Assets:					
Nonaccrual Loans:					
Domestic	$ 472	$ 34,228	$ 40,559	$ 26,831	$ 1,916
Foreign	901	957	975	—	1,877
Total Nonaccrual Loans	1,373	35,185	41,534	26,831	3,793
Renegotiated Loans:					
Domestic	—	31	53	77	101
Foreign	529	822	1,210	2,843	—
Total Renegotiated Loans	529	853	1,263	2,920	101
Other Real Estate & Repossessed Assets					
Domestic	600	1,133	908	1,638	4,993
Foreign	1,156	—	—	42	83
Total Other Real Estate & Repossessed Assets	1,756	1,133	908	1,680	5,076
Total Nonperforming Assets, Net	$ 3,658	$ 37,171	$ 43,705	$ 31,431	$ 8,970
Past-Due Loans:					
Domestic	$ 10,909	$ 11,100	$ 7,429	$ 25,254	$ 7,279
Foreign	2,406	19	—	15	—
Total Past-Due Loans	$ 13,315	$ 11,119	$ 7,429	$ 25,269	$ 7,279
Total Loans	$2,868,592	$2,940,738	$3,201,981	$3,258,135	$2,884,373
Ratio of Nonaccrual Loans to Total Loans	.05%	1.20%	1.30%	.82%	.13%
Ratio of Nonperforming Assets to Total Loans and Other Real Estate Owned, Net	.13	1.26	1.36	.96	.31

TABLE L:
INTEREST INCOME ON NONACCRUAL AND RENEGOTIATED LOANS DECEMBER 31,

(In Thousands)	2001	2000	1999	1998	1997
Interest Income at Original Terms:					
Nonaccrual Loans:					
Domestic	$1,151	$3,346	$3,168	$ 751	$385
Foreign	228	332	—	—	65
Renegotiated Loans	109	201	222	586	18
Total	$1,488	$3,879	$3,390	$1,337	$468
Actual Interest Income Recognized:					
Nonaccrual Loans:					
Domestic	$ 105	$ 41	$ 249	$ —	$ 5
Foreign	—	—	—	—	—
Renegotiated Loans	10	19	—	—	—
Total	$ 115	$ 60	$ 249	$ —	$ 5

TABLE M:
SHORT-TERM BORROWINGS

	Federal Funds Purchased and Repurchase Agreements			Other Short-Term Borrowings		
(In Thousands)	2001	2000	1999	2001	2000	1999
Balance, December 31	$584,706	$571,937	$424,508	$11,914	$ 10,895	$407,694
Average Amount Outstanding[1]	482,412	453,116	371,891	10,870	146,625	178,017
Weighted-Average Rate Paid[1]	3.53%	5.72%	4.58%	3.16%	5.10%	4.34%
Maximum Amount Outstanding at any Month-End	584,706	571,937	424,508	16,632	407,334	426,571

[1]*Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.*

TABLE N:
INTEREST-RATE SENSITIVITY ANALYSIS[1]

(In Thousands)	Movements in Interest Rates from December 31, 2001			
	Simulated Impact Over Next Twelve Months		Simulated Impact Over Next Thirty-Six Months	
	+100BP	-100BP	+300BP	-300BP
Simulated Impact Compared with a Most Likely Scenario:				
Net Interest Income Increase (Decrease)	(0.5)%	0.3%	(1.8)%	0.4%
Net Interest Income Increase (Decrease)	$(1,046)	$669	$(10,379)	$2,103

(In Thousands)	Movements in Interest Rates from December 31, 2000			
	Simulated Impact Over Next Twelve Months		Simulated Impact Over Next Thirty-Six Months	
	+100BP	-100BP	+300BP	-300BP
Simulated Impact Compared with a Most Likely Scenario:				
Net Interest Income Increase (Decrease)	(2.0)%	0.3%	(1.4)%	(0.9)%
Net Interest Income Increase (Decrease)	$(3,820)	$634	$(8,490)	$(5,436)

[1] *Key Assumptions:*

Assumptions with respect to the model's projection of the effect of changes in interest rates on Net Interest Income include:

1. *Target balances for various asset and liability classes, which are solicited from the management of the various units of the Company.*
2. *A most likely federal funds rate and U.S. Treasury yield curve which are determined by an authorized committee and variances from this rate which are established by policy.*
3. *Spread relationships between various interest rate indices which are generated by the analysis of historical data and committee consensus.*
4. *Assumptions about the effect of embedded options and prepayment speeds: instruments that are callable are assumed to be called at the first opportunity if an interest rate scenario makes it advantageous for the owner of the call to do so. Prepayment assumptions for mortgage products are derived from accepted industry sources.*
5. *Reinvestment rates for funds replacing assets or liabilities that are assumed (through early withdrawal, prepayment, calls, etc.) to run off the balance sheet, which are generated by the spread relationships.*
6. *Maturity strategies with respect to assets and liabilities, which are solicited from the management of the various units of the Company.*

TABLE O:
CAPITAL RATIOS
DECEMBER 31,

	2001	2000	Required Minimums	Well Capitalized
Riggs National Corporation				
Tier I	14.47%	15.92%	4.00%	6.00%
Combined Tier I and Tier II	24.34	25.87	8.00	10.00
Leverage	8.15	9.47	4.00	5.00
Riggs Bank National Association				
Tier I	14.07%	13.99%	4.00%	6.00%
Combined Tier I and Tier II	15.01	15.18	8.00	10.00
Leverage	8.03	8.44	4.00	5.00

consolidated STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, *(In Thousands, Except Per Share Amounts)*	2001	2000	1999
Interest Income			
Interest and Fees on Loans	$204,797	$233,763	$230,577
Interest and Dividends on Securities Available for Sale	68,630	79,098	70,135
Time Deposits with Other Banks	12,712	22,724	23,552
Federal Funds Sold and Reverse Repurchase Agreements	15,823	19,093	10,179
Total Interest Income	301,962	354,678	334,443
Interest Expense			
Interest on Deposits:			
Savings, NOW and Money Market Deposit Accounts	27,935	41,365	36,086
Time Deposits in Domestic Offices	32,071	46,764	42,061
Time Deposits in Foreign Offices	26,974	35,313	31,947
Total Interest on Deposits	86,980	123,442	110,094
Interest on Short-Term Borrowings and Long-Term Debt:			
Short-Term Borrowings	17,394	33,446	24,817
Long-Term Debt	6,472	6,420	12,592
Total Interest on Short-Term Borrowings and Long-Term Debt	23,866	39,866	37,409
Total Interest Expense	110,846	163,308	147,503
Net Interest Income	191,116	191,370	186,940
Less: Provision for Loan Losses	2,526	18,791	2,500
Net Interest Income After Provision for Loan Losses	188,590	172,579	184,440
Noninterest Income			
Trust and Investment Advisory Income	50,290	55,207	51,671
Service Charges and Fees	43,591	41,474	39,464
Venture Capital Gains (Losses), Net	(31,103)	10,563	1,975
Other Noninterest Income	10,494	10,442	12,362
Securities Gains, Net	12,037	327	1,154
Total Noninterest Income	85,309	118,013	106,626
Noninterest Expense			
Salaries and Wages	90,971	82,062	77,088
Pensions and Other Employee Benefits	18,852	16,946	13,236
Occupancy, Net	21,092	19,895	18,697
Data Processing Services	20,916	20,407	19,038
Furniture, Equipment, and Software	19,119	17,975	15,966
Credit Card Processing	8,118	8,232	7,709
Consultants and Outsourcing Fees	12,880	10,791	11,544
Advertising and Public Relations	4,175	5,337	4,809
Restructuring Expense	4,327	—	—
Other Noninterest Expense	65,891	42,705	39,157
Total Noninterest Expense	266,341	224,350	207,244
Income before Taxes, Minority Interest, and Extraordinary Loss	7,558	66,242	83,822
Applicable Income Tax Expense	11,075	25,053	26,953
Minority Interest in Income of Subsidiaries, Net of Taxes	19,860	19,588	20,214
Net Income (Loss) before Extraordinary Loss	$(23,377)	$ 21,601	$ 36,655
Extraordinary Loss, Net of Taxes	—	—	5,061
Net Income (Loss)	$(23,377)	$ 21,601	$ 31,594
Earnings (Losses) Per Share			
Basic before Extraordinary Loss	$ (.82)	$ .76	$ 1.29
Diluted before Extraordinary Loss	(.82)	.76	1.26
Basic	$ (.82)	$ .76	$ 1.11
Diluted	(.82)	.76	1.09

The Accompanying Notes Are An Integral Part Of These Statements.

consolidated STATEMENTS OF CONDITION

DECEMBER 31,

(In Thousands, Except Per Share Amounts)	2001	2000
Assets		
Cash and Due from Banks	$ 179,743	$ 156,075
Federal Funds Sold and Reverse Repurchase Agreements	629,000	395,000
Total Cash and Cash Equivalents	808,743	551,075
Time Deposits with Other Banks	289,464	365,901
Securities Available for Sale	1,718,638	1,239,973
Venture Capital Investments	56,320	83,734
Loans	2,868,592	2,940,738
Reserve for Loan Losses	(29,540)	(36,197)
Net Loans	2,839,052	2,904,541
Premises and Equipment, Net	197,018	214,927
Other Assets	190,167	194,321
Total Assets	$6,099,402	$5,554,472
Liabilities		
Deposits:		
Noninterest-Bearing Deposits	$ 661,823	$ 676,405
Interest-Bearing Deposits:		
Savings and NOW Accounts	305,839	315,375
Money Market Deposit Accounts	1,955,483	1,694,705
Time Deposits in Domestic Offices	1,132,200	785,318
Time Deposits in Foreign Offices	466,938	604,174
Total Interest-Bearing Deposits	3,860,460	3,399,572
Total Deposits	4,522,283	4,075,977
Short-Term Borrowings	596,620	582,832
Other Liabilities	203,151	96,392
Long-Term Debt	66,525	66,525
Total Liabilities	5,388,579	4,821,726
Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures	350,000	350,000
Commitments and Contingencies		
Shareholders' Equity		
Common Stock - $2.50 Par Value		

	2001	2000
Authorized	50,000,000	50,000,000
Issued	31,795,703	31,701,464
Outstanding	28,494,905	28,400,666

	2001	2000
Common Stock (Outstanding)	79,489	79,254
Additional Paid in Capital	163,125	162,206
Retained Earnings	197,545	226,616
Accumulated Other Comprehensive Loss	(7,979)	(13,973)
Treasury Stock - 3,300,798 shares at December 31, 2001 and 2000	(71,357)	(71,357)
Total Shareholders' Equity	360,823	382,746
Total Liabilities and Shareholders' Equity	$6,099,402	$5,554,472

The Accompanying Notes Are An Integral Part Of These Statements.

consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(In Thousands, Except Per Share Amounts)	Common Stock $2.50 Par	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 1999	$78,888	$160,760	$184,794	$ (2,548)	$(29,166)	$392,728
Comprehensive Income:						
Net Income			31,594			$ 31,594
Other Comprehensive Income (Loss), Net of Tax:						
Unrealized Gain (Loss) on Securities Available for Sale, Net of Reclassification Adjustments				(38,294)		(38,294)
Foreign Exchange Translation Adjustments				(1,248)		(1,248)
Total Other Comprehensive Income (Loss)						(39,542)
Total Comprehensive Loss						$ (7,948)
Issuance of Common Stock for Stock Option Plans - 60,150 shares	151	679				830
Cash Dividends Declared, $.20 per share			(5,706)			(5,706)
Common Stock Repurchase - 2,125,000 Shares					(42,191)	(42,191)
Balance, December 31, 1999	$79,039	$161,439	$210,682	$(42,090)	$(71,357)	$337,713
Comprehensive Income:						
Net Income			21,601			$ 21,601
Other Comprehensive Income (Loss), Net of Tax:						
Unrealized Gain (Loss) on Securities Available for Sale, Net of Reclassification Adjustments				30,177		30,177
Foreign Exchange Translation Adjustments				(2,060)		(2,060)
Total Other Comprehensive Income (Loss)						28,117
Total Comprehensive Income						$ 49,718
Issuance of Common Stock for Stock Option Plans - 85,969 shares	215	767				982
Cash Dividends Declared, $.20 per share			(5,667)			(5,667)
Balance, December 31, 2000	$79,254	$162,206	$226,616	$(13,973)	$(71,357)	$382,746
Comprehensive Income:						
Net Income (Loss)			(23,377)			$(23,377)
Other Comprehensive Income (Loss), Net of Tax:						
Unrealized Gain (Loss) on Securities Available for Sale, Net of Reclassification Adjustments				9,247		9,247
Unrealized Gain (Loss) on Derivatives, Net of Reclassification Adjustments				(2,231)		(2,231)
Foreign Exchange Translation Adjustments				(1,022)		(1,022)
Total Other Comprehensive Income (Loss)						5,994
Total Comprehensive Loss						$(17,383)
Issuance of Common Stock for Stock Option Plans - 94,239 shares	235	919				1,154
Cash Dividends Declared, $.20 per share			(5,694)			(5,694)
Balance, December 31, 2001	$79,489	$163,125	$197,545	$ (7,979)	$(71,357)	$360,823

The Accompanying Notes Are An Integral Part Of These Statements.

consolidated STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	$ (23,377)	$ 21,601	$ 31,594
Adjustments to Reconcile Net Income to Cash			
Provided by (Used in) Operating Activities:			
Non-cash Restructuring and Other Charges	39,977	—	—
Provision for Loan Losses	2,526	18,791	2,500
Provision for Other Real Estate Owned Losses, Net of Realized Gains	251	—	(38)
Unrealized (Gains) Losses on Venture Capital Investments	31,284	(7,187)	(1,970)
Gains on Sales of Venture Capital Investments	(181)	(3,376)	(5)
Depreciation Expense and Amortization of Leasehold Improvements	18,920	18,136	15,889
Net Gains on Sale of Securities Available for Sale	(12,037)	(327)	(1,154)
(Increase) Decrease in Other Assets	(8,082)	3,318	(15,185)
Increase in Other Liabilities	(3,526)	17,858	19,526
Extraordinary Losses on Redemption of Long-Term Debt	—	—	7,786
Total Adjustments	69,132	47,213	27,349
Net Cash Provided by Operating Activities	45,755	68,814	58,943
Cash Flows from Investing Activities:			
Net Decrease in Time Deposits with Other Banks	76,437	47,627	282,653
Proceeds from Maturities of Securities Available for Sale	5,962,451	1,671,005	3,247,978
Proceeds from Sale of Securities Available for Sale	245,895	208,129	177,703
Purchase of Securities Available for Sale	(6,570,717)	(1,772,311)	(3,802,597)
Purchases of Venture Capital Investments	(14,180)	(39,970)	(34,462)
Proceeds from Sale of Venture Capital Investments	10,491	6,324	5
Net Decrease in Loans	63,167	237,699	40,916
Net Increase in Premises and Equipment	(16,241)	(15,751)	(15,658)
Other, Net	78	(732)	548
Net Cash (Used In) Provided By Investing Activities	(242,619)	342,020	(102,914)
Cash Flows from Financing Activities:			
Net Increase in Non-Time Deposits	236,660	72,741	32,718
Net Increase (Decrease) in Time Deposits	209,646	(172,097)	(2,233)
Net Increase (Decrease) in Short-Term Borrowings	13,788	(249,370)	457,822
Proceeds from the Issuance of Stock	1,154	982	830
Repayments of Long-Term Debt	—	—	(130,312)
Dividend Payments	(5,694)	(5,667)	(5,706)
Repurchase of Common Stock	—	—	(42,191)
Net Cash Provided By (Used In) Financing Activities	455,554	(353,411)	310,928
Effect of Exchange Rate Changes	(1,022)	(2,060)	(1,248)
Net Increase in Cash and Cash Equivalents	257,668	55,363	265,709
Cash and Cash Equivalents at Beginning of Year	551,075	495,712	230,003
Cash and Cash Equivalents at End of Year	$ 808,743	$ 551,075	$ 495,712
Supplemental Disclosures:			
Interest Paid, Net of Amount Capitalized	$ 114,156	$ 164,621	$ 152,109
Income Tax Payments	146	7,274	128
Trade Dated Securities	100,188	10,158	—

The Accompanying Notes Are An Integral Part Of These Statements.



Riggs National Corporation ("the Company" or "we"), a Delaware Corporation, is a bank holding company that provides financial services to a wide variety of customers. These services include community banking, corporate and commercial banking, international banking and trust and investment management services.

These services are provided through the Company's wholly-owned subsidiary and principal operating unit, Riggs Bank National Association ("the Bank" or "Riggs Bank"), and its operating subsidiaries and divisions: Riggs Bank Europe Ltd., Riggs & Company, Riggs & Company International Ltd. and Riggs Real Estate Investment Corporation ("RREIC").

In addition, the Company has invested in two partnerships that make venture capital investments. The Company has a 99% interest in each of these partnerships.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's accounting and reporting policies are in accordance with accounting principles generally accepted in the United States and conform to general practice within the banking industry.

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform to the current year's presentation. None of these reclassifications affect net income (loss) or earnings per share for the periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, federal funds sold and reverse repurchase agreements. Cash equivalents have original maturities of 30 days or less. Reverse repurchase agreements are collateralized.

Securities

Securities are designated as Trading Securities, Securities Held to Maturity or Securities Available for Sale at the time of purchase and generally remain in that category until sale or maturity. Security purchases are made in accordance with a policy established by the Board of Directors.

At December 31, 2001 and 2000, all of the Company's securities are classified as available for sale and, as such, are carried at their fair values with any unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income (loss) within shareholders' equity. Fair values are generally obtained from quoted market values or independent sources. Short-term securities, generally those with initial maturities of three months or less, are carried at cost as cost is deemed to approximate market value.

The specific identification method is used to determine the gain or loss on any security sold.

Income on securities available for sale is recognized as earned and any purchase price premiums or discounts from par value are amortized or accreted so as to result in income recognition on a level yield basis. The Company suspends income recognition and eliminates from revenue any previously accrued income related to any security that has significant uncertainty regarding collection of principal or interest.

Loans

Loans are carried at the principal amount outstanding plus or minus any associated premium or discount. Loan origination fees and direct costs are deferred and the net amount is amortized as an adjustment of loan yield. Except when we discontinue the accrual of income, income is recognized as earned using methods that generally result in level rates of return on principal amounts outstanding over the estimated lives of the loans.

We evaluate each past due commercial loan (commercial and financial loans and commercial real estate loans) and discontinue the accrual of interest based on the delinquency status, an evaluation of any collateral and the financial condition of the borrower. If there is doubt as to the collection of either principal or interest, or when interest or principal is 90 days past due and the commercial loan is not well-secured and in the process of collection, it is placed into non-accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are brought current and the collection of future payments is not in doubt.

Income recognition on non-commercial loans is discontinued and the loans are charged off after a delinquency period of 120 days. At that point, any uncollected interest is eliminated from income.

The Company originates with the intent to sell certain residential mortgage loans. These loans are carried at the lower of cost or fair value and are sold servicing released.

Reserve for Loan Losses

The reserve for loan losses is maintained at a level that we believe adequate to absorb potential losses in the loan portfolio. The determination of the adequacy of the reserve for loan losses is based upon an on-going, analytical review of the loan portfolio. This analysis, however, requires application of judgment, evaluation of economic uncertainties and assessment of business conditions that may change. Because of these and other factors, adjustments to the reserve for loan losses may be required. Any such adjustments would impact future operating results.

The analytical review of the loan portfolio performed for determining the adequacy of the reserve for loan losses includes a review of large balance loans for impairment, an analysis of historical loss experience by loan type and for groups of loans with similar characteristics, an evaluation of current economic conditions and all other factors we consider pertinent to the analysis. Impaired loans are defined as specifically reviewed loans for which it is probable that we will be unable to collect all amounts due in accordance with the loan agreement. Impaired loans are generally commercial and financial loans and commercial real estate loans and are usually on non-accrual status. Each impaired loan has a specific, identified loan loss reserve associated with it. Impaired loans do not include large groups of smaller balance loans with similar collateral characteristics, such as residential mortgage and home equity loans. Loss reserves for these types of loans are established on an aggregate basis using historical loss experience. Balances related to impaired loans are excluded when applying historical loss ratios to determine loan loss reserves.

The specific reserves for impaired loans are included in the reserve for loan losses. Impaired loans are valued based upon the fair value of the related collateral if the loans are collateral dependent. For all other impaired loans, the specific reserves are based on the present values of expected cash flows discounted at each loan's initial effective interest rate.

Provisions to the reserve for loan losses are charged against, or credited to, earnings in amounts necessary to maintain an adequate reserve for loan losses. Commercial loans are charged-off when it is determined that the loan cannot be fully recovered. Non-commercial loans are charged-off upon becoming 120 days delinquent. Recoveries of loans previously charged-off are credited to the reserve for loan losses.

The Company maintains its reserve for loan losses in accordance with a policy approved by the Board of Directors. The Company has an established methodology for analyzing its reserve for loan losses that includes an internal loan classification policy. The Company periodically reviews its methodology to ascertain that it produces accurate assessments of potential loan losses. Domestic and international loans are subjected to substantially identical review procedures.

Premises and Equipment

Land is recorded at cost. Premises, leasehold improvements and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally computed using the straight-line method over the estimated useful lives of the assets. Ranges of useful lives for computing depreciation and amortization are 25 to 35 years for premises, 5 to 20 years for leasehold improvements and 4 to 15 years for furniture and equipment. Software is amortized over 3 to 5 years.

Major improvements and alterations to premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Interest costs relating to the construction of certain fixed assets are capitalized at the Bank's weighted-average cost of liabilities.

Impairment of Long-Lived Assets

Long-lived assets to be held and used, including goodwill, other intangible assets and premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less selling costs.

Venture Capital Investments

Venture capital investments are accounted for at fair value with gains and losses included in noninterest income on the Consolidated Statements of Operations.

Fair value is based upon quoted market prices when available. If quoted market prices are not available, information and techniques that estimate the market price determine fair value. We apply discounts to the market values of our investments to reflect various factors as described below.

Direct investments are investments in individual companies with their financial returns exclusively dependent upon the particular companies' performance. Publicly traded securities are discounted as appropriate from their quoted market value because of a lack of trading history, lock-up provisions, a potential lack of market liquidity and other factors. Warrants to purchase publicly traded shares are valued using a similar methodology. In the event that the listed value of an investment is lower than the average cost basis of the fund's investment in the security, the lower valuation will be employed. Alternatives to the above discounting formulas may be necessary to account for extraordinary circumstances concerning particular securities.

For direct investments in securities that do not have readily available market prices, valuations are estimated to be at cost until the occurrence of a material event, such as a follow-on round of financing, strategic sale or when a significant change in the operation of the investee indicates that a change in value is warranted. If the price of a security in its most recent financing is higher than the carrying value, the higher valuation will be used if new, independent, sophisticated investors purchased the securities. If no new investors participated in the funding, then the previous valuation is generally maintained. If we invest in the follow-on strategic financing round, these new investments are valued at cost. If the most recent financing implies a lower valuation, we use the lower valuation regardless of whether new, sophisticated investors participated in the funding. If a company has been self-financing and has had positive cash flow from operations for the past two fiscal years, the company's valuation may be increased using price/earnings ratios, cash flow multiples, or other financial measures of similar companies, appropriately discounted for lack of liquidity.

Indirect investments represent investments made in other investment funds in which the investment decisions are made by the funds' management. We generally utilize quarterly values reported by the Investment Manager/General Partner of the partnership to assist in valuing our ownership interest in private equity limited partnerships. In the event that a fund holds a publicly traded security in its portfolio that it has not distributed, the security is valued at the lower of the closing price of the security on the last trading day of the quarter and the last reported value of the security by the fund.

Income Taxes

We record a provision for income taxes based upon the amounts of current taxes payable (or refundable) and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement reporting purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance.

Benefit Plans

The Company maintains a non-contributory defined benefit pension plan for substantially all of its domestic employees who meet certain age and length of service requirements. Net periodic pension expense is actuarially determined and includes service cost and interest cost components which reflect the long-term expected return on plan assets and the effect of deferring and amortizing actuarial gains and losses and the prior service costs. On an annual basis, we contribute at least the minimum funding requirement to the pension plan as determined by the actuary.

We also provide health insurance benefits to retired employees and life insurance benefits to retirees who retired prior to January 1, 1998. The estimated cost of retiree health insurance benefits is accrued during the employment period and a transition asset, recognized when the current accounting treatment for postretirement benefits was adopted, is being amortized over a 20 year period.

The Company sponsors a profit sharing plan (401(k) Plan) that is available to all domestic employees who meet certain age and length of service requirements. We match fund employee contributions 100% on the first $100 the employee contributes and 50% thereafter up to a maximum of 6% of an employee's eligible yearly earnings. The Board of Directors may elect to make discretionary contributions to the 401(k) Plan.

The Company also maintains a Supplemental Executive Retirement Plan (SERP) to provide supplemental income and postretirement death benefits to certain key employees. The amount of benefits is based on the participant's corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant's termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. This supplemental plan has no assets.

Earnings Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock and common stock equivalents, unless determined to be anti-dilutive. The following is a reconciliation of the weighted average common shares for basic and diluted per share calculations:

	2001	2000	1999
Basic average common shares	28,470,953	28,348,699	28,463,825
Dilutive effect of stock options	437,532	102,485	552,100
Dilutive average common share	28,908,485	28,451,184	29,015,925

Stock options were not included in the 2001 per share calculation since inclusion would be anti-dilutive.

Foreign Currency Translation
The functional currency amounts of assets and liabilities of foreign entities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated using appropriate weighted-average exchange rates for the period. Functional currency to U.S. dollar translation gains and losses, net of related hedge transactions, are credited or charged directly to the accumulated other comprehensive income section of shareholders' equity.

Foreign Exchange Income
Open foreign currency trading and exchange positions, including spot and forward exchange contracts, are valued monthly; the resulting profits and losses are recorded in other noninterest income. The amount of net foreign exchange trading gains included in the accompanying Consolidated Statements of Operations is $4.3 million for 2001, $4.4 million for 2000 and $3.5 million for 1999.

Interest Rate and Foreign Currency Risk
The Company maintains a risk management policy that includes the use of derivative instruments. Use of these instruments is in accordance with a formal policy that is monitored by a committee that has delegated responsibility for the interest rate risk management function. These instruments are utilized to reduce unplanned fluctuations in earnings and equity caused by interest rate or foreign exchange fluctuations.

The derivative instruments that we use include interest rate swaps, futures contracts and options contracts that relate to the pricing of specific assets and liabilities. Interest rate swaps involve the exchange of fixed and variable interest rate payments based upon a notional principal amount and maturity date. Interest rate futures generally involve exchange-traded contracts to buy or sell U.S. Treasury bonds or notes in the future at specified prices. Interest options represent contracts that allow the owner the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period. Certain of these contracts grant the right to enter into interest rate swaps and cap and floor agreements with the writer of the option.

We also enter into foreign exchange derivative contracts, including foreign currency forward contracts, to manage our exchange risk associated with the translation of foreign currency into U.S. dollars.

We are exposed to credit and market risk as a result of our use of derivative instruments. If the fair value of the derivative contract is positive, the counterparty owes us and, hence, a repayment risk exists. If the fair value of the derivative contract is negative, we owe the counterparty and, therefore, there is no repayment risk. We minimize repayment risk by entering into transactions with financially stable counterparties that are specified by our policy and reviewed periodically by our credit committee. We require that derivative contracts be governed by an International Swap Dealers Association Master Agreement and, depending on the nature of the agreements, bilateral collateral arrangements also may be obtained. When we have multiple derivative transactions with the counterparty, the net mark-to-market exposure represents the netting of positive and negative exposures with the same counterparty. The net mark-to-market exposure with a counterparty is a measure of credit risk when there is a legally enforceable master netting agreement between us and the counterparty. We use master netting agreements with the majority of our counterparties.

Market risk is the adverse effect that a change in interest rates or comparative currency values has on the fair value of a financial instrument or expected cash flows. We manage the market risk associated with interest rate and foreign exchange hedge contracts by establishing formal policy limits concerning the types and degree of risk that may be undertaken. The Company's Treasury segment monitors compliance with this policy.

Accounting for Derivatives
All derivatives are recognized on the Consolidated Statements of Condition within other assets or other liabilities at fair value. When a derivative contract is entered into, we first determine whether or not it qualifies as a hedge. If it does, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability, (2) a hedge of actual or forecasted cash flows or (3) a hedge of a net investment in a foreign operation. Changes in the fair value of a derivative that is designated a fair value hedge and qualifies as a highly effective hedge, along with any gain or loss on the hedged asset or liability attributable to the hedged risk, are recorded in current period earnings. The effective portion of changes in fair value of a derivative that is designated a cash flow hedge and that qualifies as a highly effective hedge is recorded in Other Comprehensive Income until such time as periodic settlements on a variable rate hedged item are recorded in earnings. The ineffective portion of changes in fair value of cash-flow derivatives is recorded in current period earnings. Changes in the fair value of a derivative designated as a foreign currency hedge and that qualifies as a highly effective hedge, are either recorded in current earnings, Other Comprehensive Income, or both, depending on whether the transaction is a fair value hedge or a cash flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in Other Comprehensive Income.

When entering into hedging transactions, we document the relationships between hedging instruments and hedged items, as well as the risk management objective and strategy. This process links all derivatives that are designated fair value, cash flow or foreign currency hedges to specific assets and liabilities on the Consolidated Statements of Condition or to forecasted transactions. We assess, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting changes in fair values or cash flows of hedged items.

We discontinue hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in fair values or cash flows of a hedged item, (2) the derivative matures or is sold, terminated or exercised, or (3) the derivative is de-designated as a hedge instrument.

When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, it will continue to be carried on the Consolidated Statements of Condition at its fair value and the hedged asset or liability will no longer be adjusted to reflect changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we will continue to carry the derivative on the Consolidated Statements of Condition at its fair value and any gains or losses accumulated in Other Comprehensive Income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the derivative will be carried at fair value with changes in fair value recognized in income.

New Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations." This standard requires that the Company account for future business combinations using the purchase method of accounting. It also requires that intangible assets resulting from a business combination be recognized as assets apart from goodwill if they can be identified and result from contractual or other legal rights. Two criteria, the contractual-legal criterion or the separability criterion must be met before separate recognition can occur. The Statement also requires disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to assets acquired and the liabilities assumed by major balance sheet caption. SFAS No. 141 applies to all future combinations that the Company enters into.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. This standard discontinues the amortization of intangible assets unless they have finite useful lives but requires that they be tested at least annually for impairment by comparing their fair values to their book values. This Statement also requires disclosure of the changes in the carrying amounts of goodwill from period to period, the carrying amount of intangible assets by major intangible asset class for those subject to and not subject to amortization, and the estimated intangible asset amortization expense for the next five years. This Statement will impact the Company beginning January 1, 2002.

At December 31, 2001, the Company has $6.7 million of unamortized goodwill. Yearly amortization of goodwill for the three year period ended December 31, 2001 was $645 thousand. The book value of intangible assets (other than goodwill), all of which will continue to be amortized, is $621 thousand at December 31, 2001.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was also issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not determined the impact, if any, SFAS No. 143 will have on the Company.

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for the Company's 2002 fiscal year. This Statement retains existing requirements to recognize impairment only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cash flow estimation techniques when measuring for impairment, c) requires that, for any asset to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Adoption of this Statement is not expected to have a material impact on the Company.

NOTE 2. RESTRUCTURING AND OTHER CHARGES

In December 2001, the Company announced plans to upgrade its domestic technology systems and realign its technology infrastructure. As a result of these plans, approximately 100 technology, operations and other domestic employee positions will be eliminated during 2002. We accrued approximately $656 thousand of severance costs related to these positions which are included in restructuring expense in the 2001 Consolidated Statement of Operations.

We also announced plans to consolidate the operations of and de-emphasize commercial lending at Riggs Bank Europe Ltd. and, as a result, eliminate 25 officer, managerial, and clerical positions during 2002. Because of this, we accrued approximately $1.3 million of severance related costs and, in addition, have written down the carrying value of leasehold improvements by approximately $1.1 million. These charges are recorded as restructuring expense in the 2001 Consolidated Statement of Operations.

Restructuring expense in 2001 also includes approximately $1.3 million of charges related to lease termination and abandonment of two domestic branch facilities.

As of December 31, 2001, the Company has not made any payment related to any accrued restructuring costs.

We recorded additional charges in the fourth quarter of 2001 that are not restructuring expenses but also significantly impacted the operating results of the Company. These charges, which are included in other noninterest expense in the 2001 Consolidated Statement of Operations, are as follows:

- We recorded an $8.4 million write-down on a long-term, non-cancelable contract due to cost overruns that cannot be passed on to subcontractors or other parties to the contract. This contract involves significant uncertainties and the recorded charge reflects the Company's best estimate of future revenues and costs.

- We wrote down various assets associated with a long-term leased facility, primarily leaseholds, fair value adjustments and other deferred costs, by approximately $7.3 million. The Company renegotiated the lease and abandoned space that had been subleased. As a result, assets associated with the abandoned space were written down.

- The Company wrote down various assets, principally capitalized technology and leasehold costs, at Riggs & Company International Ltd. by approximately $10.0 million. A comparison of the projected undiscounted cash flows of this business initiative based upon current and future business volume to the carrying amount of the assets indicated there was asset impairment. Therefore, the assets were written down to their estimated fair value, which was based upon the values of alternative technology solutions.

- We have accrued a $500 thousand penalty to exit a domestic technology related contract.

The Company recorded a $3.6 million charge to terminate its obligations under an existing employment contract. This amount is included in salaries and wages in the 2001 Consolidated Statement of Operations and is payable in periodic installments. Any unpaid amount accrues interest at 7.0%.

In the fourth quarter of 2001, we established valuation reserves for approximately $5.9 million on deferred tax assets. Approximately $2.8 million of these assets are attributable to capital losses on venture capital investments and the remainder is attributable to losses at Riggs Bank Europe Ltd. These reserves were established since there is substantial uncertainty concerning the ultimate utilization of these assets. This charge is included in applicable income tax expense in the 2001 Consolidated Statement of Operations. See Notes 13, 15 and 17.

NOTE 3. SECURITIES

SECURITIES AVAILABLE FOR SALE DECEMBER 31,

	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 104,887	$ —	$ —	$ 104,887	$ 313,609	$ 696	$ 5,188	$ 309,117
Government Agencies Securities	952,085	2,154	680	953,559	375,388	234	786	374,836
Mortgage-Backed Securities	613,855	1,934	3,514	612,275	511,932	584	9,874	502,642
Other Securities	47,917	—	—	47,917	53,378	—	—	53,378
Total Securities Available for Sale	$1,718,744	$4,088	$4,194	$1,718,638	$1,254,307	$1,514	$15,848	$1,239,973

Realized gains from the sale of securities totaled $14.3 million during the year and realized losses totaled $2.3 million, compared with realized gains of $364 thousand and realized losses of $37 thousand in 2000. At December 31, 2001, a $69 thousand unrealized loss, net of tax, was recorded in shareholders' equity (included in accumulated other comprehensive income (loss)), compared to a $9.3 million unrealized loss, net of tax, in 2000. Securities available for sale pledged to secure deposits and other borrowings amounted to $1.22 billion at December 31, 2001, and $971.4 million at December 31, 2000. Approximately $11.3 million of the realized gain in 2001 is attributable to a single security.

The "Other Securities" category consists of Federal Home Loan Bank of Atlanta stock, Federal Reserve stock, and money market mutual funds. The FHLB-Atlanta and Federal Reserve stock are valued at cost which approximates fair value.

Securities pledged to collateralize repurchase agreements generally cannot be sold or repledged by the holder.

The maturity distribution of securities available for sale at December 31 follows:

	2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 730,429	$ 730,422	$ 379,461	$ 378,913
After 1 but within 5 years	344,138	345,619	194,511	195,411
After 5 but within 10 years	7,201	7,261	45,793	44,557
After 10 years	636,976	635,336	634,542	621,092
Total Securities Available for Sale	$1,718,744	$1,718,638	$1,254,307	$1,239,973

Interest earned on securities available for sale for the years ended December 31 is as follows:

	2001	2000	1999
U.S. Treasury Securities	$ 8,635	$17,328	$12,130
Government Agency Securities	27,046	26,037	23,485
Mortgage-Backed Securities	30,343	32,461	31,439
Other Securities	2,606	3,272	3,081
Total Securities Available for Sale	$68,630	$79,098	$70,135

NOTE 4. LOANS AND RESERVE FOR LOAN LOSSES

The composition of the loan portfolio at year-end is as follows:

	2001	2000
Commercial and Financial	$ 479,285	$ 479,443
Commercial Real Estate	494,192	440,900
Residential Mortgage	1,112,409	1,168,243
Loans Held for Sale	8,671	15,433
Home Equity	297,637	335,825
Consumer	64,888	68,010
Foreign	415,841	437,825
Total Loans	2,872,923	2,945,679
Net Deferred Loan Fees, Costs, Premiums and Discounts	(4,331)	(4,941)
Loans	$2,868,592	$2,940,738

A summary of nonperforming and renegotiated loans, loans contractually past-due 90 days or more and potential problem loans at year-end follows:

	2001	2000
Nonaccrual Loans	$ 1,373	$35,185
Renegotiated Loans	529	853
Past-Due Loans	13,315	11,119
Potential Problem Loans	436	8,728

An analysis of the changes in the reserve for loan losses follows:

	2001	2000	1999
Balance, January 1	$36,197	$41,455	$54,455
Provision for Loan Losses	2,526	18,791	2,500
Loans Charged-Off	11,464	26,167	16,947
Less: Recoveries of Charged-Off Loans	2,485	2,623	1,709
Net Charge-Offs	8,979	23,544	15,238
Foreign Exchange Translation Adjustments	(204)	(505)	(262)
Balance, December 31	$29,540	$36,197	$41,455

At December 31, 2001, nonaccrual loans included $901 thousand of foreign loans, and renegotiated loans included $529 thousand of foreign loans. At December 31, 2000, nonaccrual loans included $957 thousand of foreign loans and renegotiated loans included $822 thousand of foreign loans.

During 2001, we sold, at par value, a $25.0 million loan previously classified as nonaccrual. As a result of this disposition and charge-offs of other previously classified assets, the nonperforming asset portfolio has been significantly reduced from the prior year-end and, thus, the reserve for loan losses has also been reduced.

Included in our nonaccrual and renegotiated loans are certain impaired loans. Impaired loans totaling $1.4 million at December 31, 2001, were comprised entirely of foreign loans. At December 31, 2000, domestic and foreign impaired loan balances were $32.7 million and $822 thousand, respectively. The 2001 average investments in impaired loans were $9.3 million in domestic loans and $3.2 million in foreign loans. For 2000, the average investments for domestic and foreign impaired loans were $36.5 million and $2.1 million, respectively.

All impaired loans had an allocated reserve for loan losses at December 31, 2001 and 2000. The allocated reserves on impaired loans were $617 thousand for 2001 and $7.8 million for 2000.

Cash payments received on impaired loans are generally applied to principal. The interest income that would have been earned in 2001 and 2000 if such loans had not been classified as impaired, was $820 thousand and $3.6 million, respectively. No interest was included in net interest income for impaired loans in either 2001 or 2000.

Geographically, our domestic loans are concentrated in the Washington, D.C., metropolitan area. Loans originated by our United Kingdom subsidiaries represent 64% of foreign loans and are predominantly to borrowers located in the United Kingdom.

At December 31, 2001, approximately $614.5 million or 21% of our loan portfolio consisted of loans secured by real estate, excluding single-family residential loans, of which approximately 80% and 20% were secured by properties located in the Washington, D.C., area and in the United Kingdom, respectively.

Approximately 49% of our loan portfolio is secured by the primary residence of the borrower at December 31, 2001 compared to 52% at December 31, 2000.

Two loans caused the majority of the charge-offs in 2000. An $11.0 million charge-off representing our total exposure to a borrower at our London operations was necessary because of the discovery of fraud in the borrower's operations. We also recorded a charge-off of $3.9 million in the sale of a domestic loan taken to limit the Company's exposure to the syndicated loan market.

NOTE 5. TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of banking business, loans are made to officers and directors of the Company and its affiliates as well as to their associates. In our opinion, these loans are underwritten consistent with standard banking practices and do not involve more than the normal risk of collectibility. At December 31, 2001 and 2000, loans to executive officers and directors of our company and its affiliates, including loans to their associates, totaled $115.5 million and $100.4 million, respectively. During 2001, loan additions were $145.1 million, loan repayments were $119.2 million, and other changes were $10.8 million. Other changes in loans to officers and directors during the year represent changes in the composition of our board of directors and executive officers. In addition to the transactions set forth above, our banking subsidiaries had $1.1 million in letters of credit outstanding at December 31, 2001 to related parties. There were no related party loans that were impaired, nonaccrual, past due, restructured or potential problems at December 31, 2001.

At December 31, 2001, we had a $41.5 million repurchase agreement with a related party. This customer is considered a related party since a senior member of the Company's Board of Directors is a member of the customer's Board.

In 2001, the Company, through two venture capital investment partnerships each in which it has a 99% interest, funded approximately $4.0 million in management fees to entities controlled by a director of the Company. These entities reimbursed the Bank approximately $2.0 million for rent, salaries and other services provided by the Bank to these entities during 2001 and incurred additional operating expenses with non-related parties. In December 2001, the Company reduced both its obligation to fund venture capital investments from $200 million to $130 million and its commitment to fund future operating costs in 2002 associated with the venture capital management entities from $4.0 million to $2.6 million. These venture capital partnerships also have an obligation to repay all management fees to the Company from proceeds generated from the partnerships, prior to any profits being accrued by the partnerships.

In 1999, the Company sold a corporate aircraft to two entities directly or indirectly controlled by an individual who is both a senior member of the Board of Directors and a significant shareholder of the Company. As a result of this transaction, the Company recorded a pretax gain of $3.8 million in 1999. In 2001 and 2000, the Company used this aircraft and paid $86 thousand and $130 thousand to the current owners for its use. The Company, through an agency, purchased advertising time on two television stations indirectly owned by this board member and shareholder in the amount of $185 thousand, $170 thousand and $477 thousand in 2001, 2000 and 1999, respectively. In addition, another entity indirectly controlled by this individual leases space in a Company-owned facility through 2007. Lease payments received were $397 thousand, $392 thousand and $376 thousand in 2001, 2000 and 1999, respectively, and we were also reimbursed $81 thousand, $73 thousand and $80 thousand in these same years for use of a sports entertainment suite.

The above transactions with related parties were approved by the Board of Directors and are at market terms.

NOTE 6. PREMISES AND EQUIPMENT

Investments in premises and equipment at year-end were as follows:

	2001	2000
Premises and Land	$ 189,343	$ 185,673
Furniture and Equipment	114,901	111,812
Leasehold Improvements	41,459	49,419
Purchased Software	41,313	33,809
Accumulated Depreciation and Amortization	(189,998)	(165,786)
Total Premises and Equipment, Net	$ 197,018	$ 214,927

Depreciation and amortization expense amounted to $18.9 million in 2001, $18.1 million in 2000 and $15.9 million in 1999. These amounts are included in occupancy expense and furniture, equipment and software expense in the Consolidated Statements of Operations.

At December 31, 2001, we are committed to the following future minimum lease payments under non-cancelable operating lease agreements covering equipment and premises. These commitments expire intermittently through 2018 as follows:

	Minimum Lease Payments
2002	$ 7,510
2003	6,802
2004	5,639
2005	4,048
2006	3,304
2007 and thereafter	13,750
Total Minimum Lease Payments	$41,053

Total minimum operating lease payments included in the preceding table have not been reduced by future minimum payments from sublease rental agreements that expire intermittently through 2011. Minimum sublease rental income for 2002 is expected to be approximately $1.3 million. Rental expense for all operating leases (cancelable and non-cancelable), less rental income on these properties, consisted of the following:

	2001	2000	1999
Rental Expense	$ 9,439	$9,501	$8,862
Rental Income	(1,007)	(666)	(61)
Net Rental Expense	$ 8,432	$8,835	$8,801

In the normal course of business, we also lease space in buildings we own. This rental income amounted to $2.3 million in 2001, 2000 and 1999 and it is accounted for as a credit to occupancy expense. For 2002 minimum lease commitments from buildings owned should total approximately $2.2 million, compared with $2.1 million in 2001.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, in 2001 the Company incurred various restructuring and other charges, some of which caused write-downs of certain premises and equipment assets.

During 1999, we recorded a gain on sale of a corporate aircraft of $3.8 million, reflected in other noninterest income in the Consolidated Statements of Operations.

NOTE 7. TIME DEPOSITS, $100 THOUSAND OR MORE

The aggregate amount of time deposits in domestic offices, each with a minimum denomination of $100 thousand, was $828.7 million and $485.6 million at December 31, 2001 and 2000, respectively. About 90% of time deposits in foreign offices were in denominations of $100 thousand or more.

Total time deposits at December 31, 2001, had the following scheduled maturities:

2002	$1,532,547
2003	28,111
2004	14,299
2005	9,599
2006	7,406
2007 and thereafter	7,176
Total	$1,599,138

NOTE 8. BORROWINGS

Short-Term Borrowings

Short-term borrowings consist of the following at December 31:

	2001	2000
Federal Funds Purchased	$ 5,650	$ 8,600
Repurchase Agreements	579,056	563,337
Other Short-Term Borrowings	11,914	10,895
Total Short-Term Borrowings	$596,620	$582,832

Additional information regarding short-term borrowings is as follows:

	2001	2000	1999
Average Outstanding	$493,282	$599,741	$549,908
Maximum Outstanding at any Month-End	596,620	979,271	851,079
Weighted-Average Rate Paid[1]	3.53%	5.58%	4.51%
Year-End Rate	1.14	5.77	4.94

[1]*Average amounts are based on daily balances. Average rates are computed by dividing actual interest expense by average amounts outstanding.*

Unused lines of credit totaled approximately $1.32 billion and $1.34 billion at December 31, 2001 and 2000, respectively. Approximately $800.0 million was secured by a blanket lien agreement with the Federal Home Loan Bank of Atlanta in both years. At December 31, 2001 and 2000, $165.3 million and $185.3 million was secured by commercial loans. Substantially all of the remaining balance of unused lines of credit at December 31, 2001 and 2000 was unsecured.

Long-Term Debt

Long-term debt at December 31, 2001 and 2000 consists of $66.5 million, 9.65% fixed rate, subordinated debentures due in 2009. These debentures cannot be called. These obligations qualify as Tier II capital for regulatory purposes. Issuance costs related to this debt are being amortized over the life of the debentures as a component of interest expense, making the effective cost of this debt 9.73%.

In July 1999, we redeemed $125.0 million of 8.5% Subordinated Notes due in 2006 at a price of 104.25%. This premium and the remaining unamortized issuance costs of $2.5 million are reflected in the 1999 Consolidated Statement of Operations as an extraordinary loss of $5.1 million, net of taxes.

NOTE 9. COMMITMENTS AND CONTINGENCIES

There are two major types of letters of credit: commercial and standby. Commercial letters of credit are normally short-term instruments used to finance a commercial contract for the shipment of goods from seller to buyer. Commercial letters of credit are contingent upon the satisfaction of specified conditions; therefore, they represent a current exposure if the customer defaults on the underlying transaction.

Standby letters of credit can be either financial or performance-based. Financial standby letters of credit obligate us to disburse funds to a third party if our customer fails to repay an outstanding loan or debt instrument. Performance standby letters of credit obligate us to disburse funds if our customer fails to perform some contractual or non-financial obligation. Our policies generally require that all standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Commitments to extend credit and letters of credit outstanding at December 31 are as follows:

	2001	2000
Commitment to extend credit	$942,556	$1,009,025
Letters of credit	158,406	153,112

The above commitment amounts are not reflected in the Consolidated Statements of Condition and many of the commitments will expire without being drawn upon. Such commitments are issued only upon careful evaluation of the financial condition of the customer.

The Company is also committed to fund venture capital investments in the amounts of $23.2 million and $22.6 million at December 31, 2001 and 2000, respectively.

The Company has a contract with a vendor for management of its computer and telecommunications functions. The expense related to this contract was $13.6 million, $13.6 million, and $13.5 million for 2001, 2000 and 1999, respectively. In addition, the Company has noncontractual expenditures with this vendor. The Company has elected to terminate this contract and has accrued an exit penalty as described in Note 2.

The Company has change of control agreements with 16 executive officers. The maximum amount payable under these agreements is approximately $8.3 million at December 31, 2001. The Company also has employment contracts with 3 individuals. The longest of these contracts expires on March 31, 2006. At December 31, 2001, the aggregate commitment for payment under these contracts is approximately $2.1 million.

In the normal course of business we are involved in various types of litigation and disputes which may lead to litigation. The Company, based upon an assessment of the facts and circumstances of actual, threatened and unasserted legal actions, and, when deemed necessary, after consultation with outside counsel, has determined that pending legal actions will not have a material impact on its financial condition or future operations. Losses involving actual, threatened and unasserted legal actions are reflected in the financial statements when it is determined a loss is probable and the amount of such loss can be reasonably estimated.

NOTE 10. REGULATORY REQUIREMENTS

The Company and its subsidiaries, including the Bank, are subject to various regulatory restrictions including:

- The Bank must maintain non-interest earning reserves with the Federal Reserve against its deposits and Eurocurrrency liabilities. The average of such reserves was $24.9 million in 2001 and $17.5 million in 2000.
- There are limitations on the amount of loans or advances that any bank, including Riggs Bank National Association, can make to the Company and any non-Bank subsidiaries or affiliates. In addition, such loans and advances must be secured by collateral.
- Regulations impose limitations on dividends that the Bank can pay to the Company. Generally, such dividends are limited to the earnings of the Bank for the current and prior two years less any dividend payments during the same period. However, dividends payable by the Bank and its subsidiaries are further limited by requirements for the maintenance of adequate capital.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' categories.

(Dollar Amounts In Millions)	Actual		Minimum Requirements for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2001						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$802	24.34%	$264	8.0%	$329	10.0%
Riggs Bank	472	15.01	251	8.0	314	10.0
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	477	14.47	132	4.0	198	6.0
Riggs Bank	442	14.07	126	4.0	188	6.0
Tier I Leverage (to Average Assets):						
Consolidated	477	8.15	234	4.0	292	5.0
Riggs Bank	442	8.03	220	4.0	275	5.0
AS OF DECEMBER 31, 2000						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$837	25.87%	$259	8.0%	$324	10.0%
Riggs Bank	463	15.18	244	8.0	305	10.0
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	515	15.92	129	4.0	194	6.0
Riggs Bank	427	13.99	122	4.0	183	6.0
Tier I Leverage (to Average Assets):						
Consolidated	515	9.47	218	4.0	272	5.0
Riggs Bank	427	8.44	202	4.0	253	5.0

NOTE 11. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

The Company owns two business trusts, Riggs Capital and Riggs Capital II, each of which has issued preferred securities. The trusts have used the proceeds from the issuance of the preferred securities to purchase Company subordinated debentures with comparable interest and repayment terms as the preferred securities. The following summarizes the terms of the trust preferred securities:

	Series A	Series C
Amount Outstanding	$150.0 million	$200.0 million
Rate	8.625%	8.875%
Liquidation Preference	$1,000/share	$1,000/share
Earliest Redemption	12/31/06	3/15/07
Maturity	12/31/26	3/15/27
Dividends	semi-annual	semi-annual

Dividends on each trust preferred security issue are cumulative and deferrable for a period not to exceed five years.

The trust preferred securities are accounted for as a minority interest. Dividends on trust preferred securities are reflected in the Consolidated Statements of Operations in minority interest in income of subsidiaries, net of taxes.

The trust preferred securities, with certain limitations, qualify for Tier I Capital.

NOTE 12. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each major class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments
For short-term investments that reprice or mature within 90 days, the carrying amounts are a reasonable estimate of fair value.

Securities
Fair values are generally based on quoted market prices or other independent sources. Federal Reserve and Federal Home Loan Bank-Atlanta stock are included at carrying value which approximates fair value.

Venture Capital Investments
Fair values are based on quoted market prices when available. If a quoted market price is not available, information and techniques that estimate the fair value are utilized as described in Note 1.

Loans
The fair values of loans are estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For short-term loans, defined as those maturing or repricing in 90 days or less, we believe the carrying amounts are a reasonable estimate of fair value. Criticized loans that are predominantly collateral-dependent are valued at carrying values, net of related reserves.

Deposit Liabilities
The fair values of demand deposit, savings and NOW accounts and money market deposit accounts are the amounts payable at the reporting date. The fair values of investment and negotiable certificates of deposit, and foreign time deposits with a repricing or maturity date extending beyond 90 days, are estimated using discounted cash flows at the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings
For short-term liabilities, defined as those repricing or maturing in 90 days or less, the carrying amounts are a reasonable estimate of fair value.

Long-Term Debt
For our long-term debt, fair values are based on dealer quotes.

Derivative Instruments
Financial derivatives, including foreign exchange contracts and interest rate swaps, are carried at fair value, determined by reference to independent sources.

Commitments to Extend Credit and Other Off-Balance Sheet Financial Instruments
The fair values of loan commitments and letters of credit, both standby and commercial, are assumed to equal their carrying values, which are immaterial. Extensions of credit under these commitments, if exercised, would result in loans priced at market terms.

Changes in interest rates, assumptions or estimation methodologies may have a material effect on these estimated fair values. As a result, our ability to actually realize these derived values cannot be assured. Reasonable comparability between financial institutions may not be likely because of the wide range of permitted valuation techniques and numerous estimates that must be made. In addition, the estimated fair values exclude non-financial assets, such as premises and equipment, and certain intangibles. Thus, the aggregate fair values presented do not represent the value of the Company.

Estimated Fair Values of Financial Instruments

The estimated fair values of our financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and Due from Banks	$ 179,743	$ 179,743	$ 156,075	$ 156,075
Federal Funds Sold and Reverse Repurchase Agreements	629,000	629,000	395,000	395,000
Time Deposits with Other Banks	289,464	289,464	365,901	365,901
Securities Available for Sale	1,718,638	1,718,638	1,239,973	1,239,973
Venture Capital Investments	56,320	56,320	83,734	83,734
Total Net Loans	2,839,052	2,923,760	2,904,541	2,950,443
Financial Liabilities:				
Deposits	4,522,283	4,525,833	4,075,977	4,076,136
Short-Term Borrowings	596,620	596,620	582,832	582,832
Long-Term Debt	66,525	64,516	66,525	66,660
Derivative Instruments	(5,038)	(5,038)	(2,155)	(3,936)
Off-Balance Sheet Commitments-Asset (Liability):				
Commitments to Extend Credit	$ —	$ —	$ —	$ —
Letters of Credit	—	—	—	—
Venture Capital Commitments	—	—	—	—

NOTE 13. INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which taxes are expected to be paid. In addition, deferred tax assets are recognized for tax loss and tax credit carryforwards, to the extent that realization of such assets is more likely than not.

Income before taxes, minority interest, and extraordinary loss relating to the operations of domestic offices and foreign offices are as follows:

	2001	2000	1999
Domestic Offices	$15,026	$71,419	$76,963
Foreign Offices	(7,468)	(5,177)	6,859
Total	$ 7,558	$66,242	$83,822

The current and deferred portions of the income tax provision were as follows:

	2001	2000	1999
Current Provision (Benefit):			
Federal	$(2,093)	$ 4,459	$ 9,675
State	297	577	(2,965)
Foreign	—	—	(222)
Total Current Provision (Benefit)	(1,796)	5,036	6,488
Deferred Provision (Benefit):			
Federal	13,784	19,303	15,303
State	(913)	714	2,852
Foreign	—	—	2,310
Total Deferred Provision	12,871	20,017	20,465
Provision for Income Tax Expense	$11,075	$25,053	$26,953

The income tax benefit recorded in equity reflecting the deduction triggered by employee stock option exercises was $151 thousand, $74 thousand and $166 thousand for 2001, 2000 and 1999, respectively.

At December 31, 2001, and 2000, we maintained a valuation allowance of approximately $8.5 million and $2.0 million respectively, as a result of uncertainty related to the utilization of deferred tax amounts generated by foreign subsidiaries.

In addition, we established a valuation reserve of approximately $2.8 million during 2001 attributable to capital losses on venture capital investments. The Company has concluded that it is more likely than not that the remaining deferred tax assets which are attributable to losses from venture capital operations will be realized through capital gains generated by its venture capital operations or through capital gains generated elsewhere within the Company.

Reconciliation of Statutory Tax Rates to Effective Tax Rates:

	2001	2000	1999
Income Tax Computed at Federal Statutory Rate of 35% for 2001, 2000 and 1999	$ 2,645	$23,185	$29,338
Add (Deduct):			
State Tax, Net of Federal Tax Benefit	(400)	839	(73)
Tax-Exempt Loan Interest	(1,760)	(2,950)	(2,465)
Increase of Valuation Allowance	9,334	1,121	—
Other, Net	1,256	2,858	153
Provision for Income Tax Expense	$11,075	$25,053	$26,953
Effective Tax Rate	146.5 %	37.8 %	32.2 %

The net deferred tax liability is included in other liabilities in the Consolidated Statements of Condition. We believe that it is more likely than not that deferred tax assets will be realized, except in cases when valuation allowances have been established against these assets. The components of income tax liabilities (assets) that result from temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes at December 31, 2001, and 2000 are detailed in the table below:

Sources of Temporary Differences Resulting in Deferred Tax Liabilities (Assets):

	2001	2000
Excess Tax Over Book Depreciation - Domestic	$ 8,070	$ 6,179
Pension Plan and Post-Retirement	11,632	4,970
Discount Accretion, Net of Securities Gains	329	298
RREIC Dividend Deferral	28,621	14,392
Other, Net - Domestic	3,219	2,997
Other, Net - Foreign	213	475
Total Deferred Tax Liabilities	52,084	29,311
Unrealized Venture Capital Gains	(7,705)	4,115
Excess Tax Over Book Depreciation - Foreign	(1,704)	(1,784)
Allowance for Loan Losses - Domestic	(7,686)	(10,559)
Allowance for Loan Losses - Foreign	(2,164)	(1,710)
Accrual to Cash Basis Conversion	(6,933)	375
Charitable Contribution Carryforward	(325)	—
Net Operating Loss Carryforward-Foreign	(4,413)	(2,118)
Capitalized Costs	(1,192)	(748)
Unrealized Securities Gains and Losses	(37)	(5,017)
Unrealized Hedging Gains and Losses	(1,201)	—
Other, Net - Domestic	(2,279)	(3,690)
Other, Net - Foreign	(481)	—
Total Deferred Tax Assets	(36,120)	(21,136)
Valuation Allowance	11,339	2,005
Net Deferred Tax Liability	$27,303	$10,180

NOTE 14. BENEFIT PLANS

Pension Plans

Riggs National Corporation

Under our non-contributory defined benefit pension plan, available to substantially all domestic employees who qualify with respect to age and length of service, benefits are normally based on years of service and the average of the highest base annual salary for a consecutive five-year period prior to retirement.

Our funding policy is to contribute an amount at least equal to the minimum required contribution under the Employee Retirement Income Security Act.

The assets of our pension plan consist of an Immediate Participation Guarantee contract with a life insurance company and funds held in trust by our company. The monies held in trust are invested primarily in fixed-income and equity pooled funds. Over the past two pension plan years, approximately 19% to 29% of plan assets were invested in the Riggs Funds, mutual funds, which are an affiliate of the Company.

Riggs Bank Europe Limited

Prior to October 1, 1998, Riggs Bank Europe Limited operated a defined benefit pension plan. Effective October 1, 1998, future service benefits are being provided on a defined contribution basis. The majority of active members and a number of deferred eligible retirees opted to convert their past service rights to the defined contribution plan elective under the plan. The assets of the plan are held separately from the Bank in trustee-administered funds.

As a result of the settlement of the liabilities for those retirees who elected to convert their past service rights to the new defined contribution plan, we recognized a gain of $3.6 million in 1998. Any unamortized gains, together with any future gains or losses, are being amortized over a period of 12 years. No further pension benefits accrue under the prior plan effective October 1, 1998.

Health and Insurance Benefits

We and our subsidiaries provide certain health care and life insurance benefits for retired employees. Three benefit plans are provided: medical and hospitalization insurance, dental insurance and life insurance. As of January 1, 1998, we no longer provide life insurance benefits for persons retiring on or after January 1, 1998. Substantially all active employees may become eligible for medical, hospitalization, and dental insurance benefits if they reach normal retirement age or if they retire earlier with at least 10 years of service.

Similar benefits for active employees are provided through an insurance company and several health maintenance organizations. We recognize the cost of providing those benefits by expensing the annual insurance premiums, which were $4.8 million in 2001, $4.9 million in 2000, and $4.5 million in 1999.

We account for postretirement benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires accrual of the expected cost of benefits during the years that the employee renders the necessary service. Adoption of SFAS No. 106 in 1993 resulted in an accumulated transition obligation of $13.0 million, which we elected to recognize over a 20-year period. We incurred $2.0 million in 2001 for postretirement health and life insurance expenses, which included $357 thousand relating to the amortization of the transition obligation. This compares to $1.5 million in health and life insurance expenses for 2000 and $1.7 million for 1999, with transition obligation amortization of $357 thousand in each of those years.

CHANGE IN PENSION BENEFIT OBLIGATION

	Riggs National Corporation		Riggs Bank Europe Limited	
	2001	2000	2001	2000
Benefit Obligation at Beginning of Year	$81,778	$ 79,764	$5,361	$5,528
Service Cost	1,433	998	—	—
Interest Cost	5,886	5,563	298	288
Actuarial Loss (Gain)	15,056	7,576	(725)	(57)
Benefits and Expenses Paid	(7,224)	(12,123)	—	—
Other [1]	—	—	(141)	(398)
Benefit Obligation at End of Year	$96,929	$ 81,778	$4,793	$5,361

[1] *Represents Foreign Exchange Translation Adjustments*

CHANGE IN PLAN ASSETS

	Riggs National Corporation		Riggs Bank Europe Limited	
	2001	2000	2001	2000
Fair Value of Plan Assets at Beginning of Year	$ 82,045	$ 84,593	$ 6,889	$7,816
Actual Return on Plan Assets	(2,876)	9,575	(605)	187
Employer Contributions	22,750	—	—	—
Plan Participants' Contribution	—	—	(650)	(533)
Benefits and Expenses Paid	(7,224)	(12,123)	—	—
Other[1]	—	—	(193)	(581)
Fair Value of Plan Assets at End of Year	$ 94,695	$ 82,045	$ 5,441	$6,889
Funded Status	$ (2,234)	$ 267	$ 648	$1,528
Unrecognized Net Actuarial Loss (Gain)	42,582	19,756	80	(265)
Unrecognized Prior Service Cost	(382)	(494)	—	—
Prepaid Pension Cost	$ 39,966	$ 19,529	$ 728	$1,263

[1] *Represents Foreign Exchange Translation Adjustments*

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31,

	Riggs National Corporation			Riggs Bank Europe Limited		
	2001	2000	1999	2001	2000	1999
Discount Rate	7.25%	7.50%	8.00%	5.75%	5.75%	5.75%
Expected Return on Plan Assets	8.00	8.00	8.00	5.75	5.75	5.75
Rate of Compensation Increase	5.25	5.00	4.00	N/A	N/A	N/A

COMPONENTS OF NET PERIODIC PENSION COST

	2001	2000	1999	2001	2000	1999
Service Cost	$ 1,433	$ 998	$ 742	$ 549	$ 533	$ 484
Interest Cost	5,886	5,563	5,282	298	288	238
Expected Return on Plan Assets	(6,300)	(6,510)	(7,711)	(364)	(391)	(393)
Amortization of Transition Amount	—	—	—	—	—	(142)
Amortization of Prior Service Cost	(112)	(112)	(112)	101	—	—
Recognized Net Actuarial Loss (Gain)	1,405	—	289	(85)	(86)	(103)
Settlements	—	—	—	—	—	(107)
Other [1]	—	—	—	5	22	4
Net Periodic (Benefit) Cost	$ 2,312	$ (61)	$(1,510)	$ 504	$ 366	$ (19)

[1] *Represents Foreign Exchange Translation Adjustments*

The funded status of the postretirement projected benefit obligation is as follows:

	Riggs National Corporation	
	2001	2000
Benefit Obligation at Beginning of Year	$ 14,818	$ 10,928
Service Cost	437	343
Interest Cost	1,141	1,021
Actuarial Loss	5,102	3,919
Benefits Paid	(1,216)	(1,393)
Benefit Obligation at End of Year	$ 20,282	$ 14,818
Unrecognized Net Actuarial Loss	$ (8,911)	$ (4,236)
Unrecognized Prior Service Cost	—	348
Unrecognized Transition Obligation	(3,924)	(4,281)
Accrued Postretirement Benefit Cost	$ 7,447	$ 6,649

The net periodic costs for postretirement health and life insurance benefits are as follows:

	Riggs National Corporation		
	2001	2000	1999
Service Cost	$ 437	$ 343	$ 624
Interest Cost	1,141	1,021	847
Amortization of Transition Amount	357	357	357
Amortization of Prior Service Costs	(348)	(348)	(348)
Recognized Net Actuarial Loss	427	168	185
Net Periodic Cost	$2,014	$1,541	$1,665

The assumed health care cost trend rate averaged 9.50% for 2001, gradually decreasing to 4.50% by the year 2011 and remaining constant thereafter. An average rate of 10.00% was used in 2000. A discount rate of 7.25% was used at December 31, 2001 and a rate of 7.50% was used at December 31, 2000 to determine the projected postretirement benefit obligation. Increasing the assumed health care cost trend rate by one percentage point would increase the net periodic postretirement benefit cost for 2001 by $215 thousand and increase the accumulated postretirement benefit obligation at December 31, 2001, by $2.7 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the net periodic postretirement benefit cost for 2001 by $182 thousand and decrease the accumulated postretirement benefit obligation at December 31, 2001, by $2.3 million.

Stock Option Plans

The Board of Directors and shareholders of the Company approved stock option plans in 1993, 1994, and 1996 under which options to purchase shares of common stock may be granted to key employees. The exercise price cannot be less than the fair market value of the common stock at the date of grant. For options under these plans, the vesting periods have ranged from zero to three years. All stock options have a life of 10 years. The total number of shares of common stock reserved for issuance upon exercise of options granted is 1,250,000, 1,250,000 and 9,000,000 for the 1993, 1994 and 1996 Plans, respectively. Unless previously terminated by the Board of Directors, the 1993, 1994 and 1996 Plans will terminate on March 10, 2003, February 9, 2004 and May 15, 2006, respectively.

A summary of the stock option activity under the 1993, 1994 and 1996 Plans follows:

	Stock Options	Weighted-Average Exercise Price
Outstanding at December 31, 1998	4,858,300	$19.28
Granted	1,595,750	19.50
Exercised	60,150	11.04
Terminated	179,082	23.66
Outstanding at December 31, 1999	6,214,818	$19.29
Granted	402,550	13.17
Exercised	83,000	10.57
Terminated	279,414	20.14
Outstanding at December 31, 2000	6,254,954	$18.97
Granted	1,315,625	15.36
Exercised	84,218	10.38
Terminated	1,464,188	29.00
Outstanding at December 31, 2001	6,022,173	$15.86

Members of the Board of Directors of the Company are eligible to participate in the 1997 Non-employee Directors Stock Option Plan ("the 1997 Plan"). Under the 1997 Plan, options to purchase up to 600,000 shares of common stock may be granted to non-employee directors of the Company or a subsidiary. The exercise price cannot be less than the fair market value of the common stock at the date of grant, with vesting occurring at the date of grant. Unless previously terminated by the Board of Directors, the 1997 Plan will terminate on July 8, 2007.

A summary of the stock option activity under the 1997 Plan follows:

	Stock Options	Weighted-Average Exercise Price
Outstanding at December 31, 1998	265,000	$20.50
Granted	57,500	17.56
Exercised	—	—
Terminated	—	—
Outstanding at December 31, 1999	322,500	$19.98
Granted	57,500	13.51
Exercised	—	—
Terminated	5,000	17.56
Outstanding at December 31, 2000	375,000	$19.02
Granted	40,000	17.00
Exercised	7,500	13.13
Terminated	—	—
Outstanding at December 31, 2001	407,500	$18.98

We account for our stock option plans under Accounting Principles Board Opinion No. 25, and are providing the fair value-based disclosures required on a proforma basis (see Note 1, Summary of Significant Accounting Policies). Accordingly, the stated net income and earnings per share in the Consolidated Statements of Operations, in addition to the proforma net income and earnings per share reflecting the compensation costs for stock options granted in 2001, 2000 and 1999, are disclosed in the following table:

	2001	2000	1999
Net Income (Loss):			
As Reported	$(23,377)	$21,601	$31,594
Proforma	(26,417)	18,735	23,285
Earnings (Loss) Per Share:			
As Reported - Basic	$ (0.82)	$ 0.76	$ 1.11
As Reported - Diluted	(0.82)	0.76	1.09
Proforma - Basic	$ (0.93)	$ 0.66	$ 0.82
Proforma - Diluted	(0.93)	0.66	0.80
Weighted-Average Fair Value of Options Granted	$ 7.21	$ 5.11	$ 8.65
Weighted-Average Assumptions:			
Expected Lives (Years)	9.00	9.00	9.94
Risk-Free Interest Rate	5.32%	5.16%	6.48%
Expected Volatility	37.27%	37.37%	29.30%
Expected Dividends (Annual Per Share)	$ 0.20	$ 0.20	$ 0.20

We did not record any compensation costs in 2001, 2000 or 1999 relating to our stock option plans. In addition, no significant modifications to the plans were made during the periods. The fair values of the stock options outstanding are used to determine the proforma impact of the options to compensation expense. Net income and earnings per share were based on the Black-Scholes option pricing model for each grant made, using the key assumptions detailed above.

At December 31, 2001, additional weighted-average details for all stock options outstanding follow:

				Vested Options	
Range of Exercise Price	Stock Options Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Stock Options Outstanding at December 31, 2001	Weighted-Average Exercise Price
$ 9.00 to $12.38	2,171,550	2.8	$11.43	2,164,900	$11.43
$12.39 to $17.56	1,724,845	7.9	15.04	877,662	15.20
$17.57 to $21.00	2,271,278	5.8	19.85	2,107,701	19.87
$21.01 to $25.88	70,000	5.3	24.94	70,000	24.94
$25.89 to $30.38	192,000	5.5	29.24	184,000	29.20
Total	6,429,673	5.3	$16.05	5,404,263	$16.12

Other Benefit Plans

We have a Supplemental Executive Retirement Plan to provide supplemental retirement income and preretirement death benefits to certain key employees. The amount of benefits is based on the participant's corporate title, functional responsibility and service as a member of the Board of Directors. Upon the later of a participant's termination of employment or attainment of age 62, the participant will receive the vested portion of the supplemental retirement benefit, payable for the life of the participant, but for no more than 15 years. At December 31, 2001, we had a $2.7 million pension benefit obligation for this supplemental plan, compared with $2.7 million at year-end 2000. Accrued pension costs were $3.1 million at year-end 2001 and $2.9 million at year-end 2000. This supplemental plan has no assets and incurred $298 thousand in net periodic costs in 2001, compared with $326 thousand and $433 thousand for 2000 and 1999, respectively.

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, that is available to substantially all employees (the "401(k) Plan"). The Board of Directors also approved a matching program for the 401(k) Plan in 1996, equating to 100% of the first one-hundred dollars contributed and 50% on the balance of contributions made thereafter, up to 6% of the employee's eligible earnings. An expense of $1.1 million in 2001 related to the Company's match of employees' 401(k) Plan contributions is included in noninterest expense in the Consolidated Statement of Operations. The comparable expense in 2000 and 1999 was $1.2 million and $1.1 million, respectively.

We have a deferred compensation plan to allow non-employee directors to defer directors' fees. Under the plan, non-employee directors may elect to defer fees and have the deferred amounts treated as having been invested in cash, shares of our Common Stock, or a combination of cash and stock.

NOTE 15. FOREIGN ACTIVITIES

Foreign activities are those conducted with customers domiciled outside the United States, regardless of the location of the banking office. Foreign business activity is integrated within our company. As a result, it is not possible to definitively classify the business of most operating activities as entirely domestic or foreign. The Foreign Consolidated Statements of Condition shown below reflect the portion of our company's Consolidated Statements of Condition derived from transactions with customers who are domiciled outside the United States.

FOREIGN CONSOLIDATED STATEMENTS OF CONDITION DECEMBER 31.

	2001	2000	1999
Assets			
Deposits with Banks in Foreign Countries:			
Interest-Bearing	$ 207,914	$ 279,601	$ 350,978
Other	13,618	7,734	9,343
Total Deposits with Banks in Foreign Countries	221,532	287,335	360,321
Loans to Foreign Customers:			
Governments and Official Institutions	93,525	69,119	67,554
Banks and Financial Institutions	1,531	1,717	2,730
Commercial and Industrial and Commercial Property	277,024	321,850	388,182
Other	36,717	37,086	51,607
Total Loans, Net of Unearned Discount	408,797	429,772	510,073
Less: Reserve for Loan Losses	11,651	9,449	8,732
Total Net Loans	397,146	420,323	501,341
Pool Funds Provided, Net[1]	503,851	388,189	257,794
Other Assets	59,100	62,716	49,813
Total Assets	$1,181,629	$1,158,563	$1,169,269
Liabilities			
Foreign Deposits:			
Banks in Foreign Countries	$ 29,521	$ 82,077	$ 84,383
Governments and Official Institutions	388,684	425,227	291,957
Other	545,920	403,429	499,380
Total Deposits[2]	964,125	910,733	875,720
Short-Term Borrowings	123,293	123,140	152,627
Other Liabilities	94,211	124,690	140,922
Total Liabilities	$1,181,629	$1,158,563	$1,169,269
Supplemental Data on Foreign Deposits			
Demand	$ 174,556	$ 131,551	$ 122,855
Savings, NOW and Money Market	304,319	212,435	228,910
Time[3]	485,250	566,747	523,955
Total Foreign Deposits	$ 964,125	$ 910,733	$ 875,720

[1] *Pool Funds Provided, Net are amounts contributed by foreign activities to fund domestic activities.*
[2] *Foreign deposits in domestic offices totaled $587.8 million, $434.3 million and $455.2 million at December 31, 2001, 2000 and 1999, respectively.*
[3] *A majority of time deposits are in amounts of $100 thousand or more.*

The table to the right reflects changes in the reserve for loan losses on loans to customers domiciled outside the United States. Allocations of the provision for loan losses are based upon actual charge-off experience and additional amounts deemed necessary in relation to risks inherent in the foreign loan portfolio.

The table below reflects foreign assets by geographical location for the last three years and selected categories of the Consolidated Statements of Operations. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank's home country are considered as loans to, or deposits with, the foreign bank. To measure profitability of foreign activity, we have established a funds pricing system for units that are users or providers of funds. When identifiable, noninterest income and expense are reflected in specific regions and the remainder is allocated based on earning assets identified in each geographical area. The 2000 and 1999 presentations have been restated to conform with the 2001 presentation.

FOREIGN RESERVE FOR LOAN LOSSES

	2001	2000	1999
Balance, January 1	$ 9,449	$ 8,732	$10,617
Provision for Loan Losses	5,943	14,742	(179)
Loans Charged-Off	4,913	14,146	1,970
Less: Recoveries on Charged-Off Loans	1,376	626	526
Net Charge-Offs	3,537	13,520	1,444
Foreign Exchange Translation Adjustments	(204)	(505)	(262)
Balance, December 31	$11,651	$ 9,449	$ 8,732

GEOGRAPHICAL PERFORMANCE

		Total Assets December 31,	Total Revenue	Total Expenses	Income before Taxes, Minority Interest, and Extraordinary Loss	Net Income
Middle East and Africa	2001	$ 129,563[4]	$ 9,576	$ 7,172	$ 2,404	$ 1,563
	2000	83,456	8,450	6,940	1,510	939
	1999	93,439	7,893	6,110	1,783	1,209
Europe	2001	$ 405,726	$40,220	$ 71,157[3]	$(30,937)	$(32,705)
	2000	504,318	52,092	76,306	(24,214)	(15,057)
	1999	585,168	45,919	46,264	(345)	(234)
Asia/Pacific	2001	$ 10,284	$ 754	$ 566	$ 188	$ 123
	2000	8,532	771	633	138	86
	1999	9,602	622	482	140	95
South and Central America	2001	$ 15,416	$ 1,228	$ 976	$ 252	$ 164
	2000	14,302	1,526	1,301	225	140
	1999	23,623	2,522	2,012	510	346
Caribbean	2001	$ 115,828	$13,607	$ 10,816	$ 2,791	$ 1,814
	2000	158,576	17,941	15,300	2,641	1,642
	1999	198,584	24,559	19,589	4,970	3,368
Other	2001	$ 961	$ 142	$ 106	$ 36	$ 23
	2000	1,190	145	120	25	16
	1999	1,059	136	105	31	22
Total Foreign[1]	2001	$ 677,778	$65,527	$ 90,793	$(25,266)	$(29,018)
	2000	770,374	80,925	100,600	(19,675)	(12,234)
	1999	911,475	81,651	74,562	7,089	4,806
Percentage of Foreign to Consolidated	2001	11%	17%	24%	N/A[2]	124%
	2000	14	17	25	N/A[2]	N/A[2]
	1999	16	19	21	8%	15

[1] *Foreign assets at December 31, 2001, 2000 and 1999, exclude net pool funds contributed by foreign activities to fund domestic activities.*

[2] *Due to losses posted by foreign business segments, percentage of income before taxes, minority interest, extraordinary loss, and percentage of net income are not applicable.*

[3] *Includes $12.4 million of restructuring and other charges. See Note 2.*

[4] *Includes $21.6 million of overdrawn account balances, approved under a guidance line of credit, to a single country.*

NOTE 16. PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2001	2000	1999
Revenues			
Earnings from Subsidiaries[1]	$(17,211)	$38,903	$54,643
Interest on Time Deposit Placements	5,098	9,977	14,894
Interest on Reverse Repurchase Agreements	118	216	140
Interest and Dividends on Securities Available for Sale	3,824	5,415	3,884
Other Operating Income	14,804	1,105	2,171
Total Revenues	6,633	55,616	75,732
Operating Expenses			
Interest Expense	38,107	38,107	44,227
Other Operating Expenses	5,159	3,909	4,113
Total Operating Expenses	43,266	42,016	48,340
Income before Taxes	(36,633)	13,600	27,392
Applicable Income Tax Benefit[2]	(13,256)	(8,001)	(9,263)
Income (Loss) before Extraordinary Item	(23,377)	21,601	36,655
Extraordinary Loss, Net of Taxes	—	—	(5,061)
Net Income	$(23,377)	$21,601	$31,594

[1] For the purpose of parent corporation only financial activity, "Earnings from Subsidiaries" are included in the revenues of the parent corporation.
[2] Applicable income taxes are provided for based on parent corporation income only, and do not reflect the tax expense or benefit of the subsidiaries' operations.

STATEMENTS OF CONDITION
DECEMBER 31,

	2001	2000
Assets		
Cash	$ 866	$ 1,354
Time Deposits with Other Banks	94,000	124,000
Intercompany Reverse Repurchase Agreements	10,900	4,000
Securities Available for Sale	99,978	99,745
Loans	12,500	12,500
Investment in Subsidiaries	528,942	523,912
Other Assets	46,968	47,047
Total Assets	$794,154	$812,558
Liabilities		
Other Liabilities	$5,998	$ 2,479
Long-Term Debt:		
Subordinated Debentures due 2009	66,525	66,525
Junior Subordinated Deferrable Interest Debentures, Series A, due 2026	154,640	154,640
Junior Subordinated Deferrable Interest Debentures, Series C, due 2027	206,168	206,168
Total Long-Term Debt	427,333	427,333
Total Liabilities	433,331	429,812
Shareholders' Equity	360,823	382,746
Total Liabilities and Shareholders' Equity	$794,154	$812,558

PARENT CORPORATION FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	$ (23,377)	$ 21,601	$ 31,594
Adjustments to Reconcile Net Income to Net Cash (Used In) Provided by Operating Activities:			
Depreciation Expense and Amortization	(2,297)	(24)	(16)
Increase in Other Assets, excluding Premises & Equipment	(32)	(16,189)	(2,988)
Increase (Decrease) in Other Liabilities	3,519	1,384	(4,468)
Overdistributed (Undistributed) Earnings of Subsidiaries	17,211	(3,903)	(12,643)
Gain on Securities Sales	(11,308)	—	—
Extraordinary Losses on Redemption of Long-Term Debt	—	—	7,786
Total Adjustments	7,093	(18,732)	(12,329)
Net Cash (Used in) Provided by Operating Activities	(16,284)	2,869	19,265
Cash Flows from Investing Activities:			
Purchase of Securities Available for Sale	(1,808,280)	—	(99,969)
Proceeds from Sales of Securities Available for Sale	21,900	—	4,148
Proceeds from Maturities of Securities for Sale	1,800,000	—	—
Net Increase in Loans	—	(12,500)	—
Net Decrease (Increase) in Premises & Equipment	24	(156)	(3)
Net Increase in Investment in Subsidiaries	(16,408)	(41,737)	(37,453)
Net Cash Used in Investing Activities	(2,764)	(54,393)	(133,277)
Cash Flows from Financing Activities:			
Repayments of Long-Term Debt	—	—	(130,312)
Net Proceeds from Issuance of Common Stock	1,154	982	830
Dividend Payments	(5,694)	(5,667)	(5,706)
Repurchase of Common Stock	—	—	(42,191)
Net Cash Used in Financing Activities	(4,540)	(4,685)	(177,379)
Effect of Exchange Rate Changes	—	23	—
Net Decrease in Cash and Cash Equivalents	(23,588)	(56,186)	(291,391)
Cash and Cash Equivalents at Beginning of Year	129,354	185,540	476,931
Cash and Cash Equivalents at End of Year	$ 105,766	$129,354	$ 185,540
Supplemental Disclosures:			
Interest Paid	$ 38,055	$ 38,055	$ 48,602
Income Tax Payments	146	7,274	128

NOTE 17. SEGMENT INFORMATION

DECEMBER 31, 2001

	Banking	International Banking	Riggs & Company	Treasury	Riggs Capital Partners	Other	Reconciliation	Riggs National Corporation
Net Interest Income								
Interest Income	$ 179,085	$ 45,782	$ 4,608	$ 120,463	$ 434	$ 40,699	$ —	
Interest Expense	51,431	57,368	6,907	35,944	—	45,598	—	
Funds Transfer Income (Expense)	(139)	49,934	13,798	(84,329)	(4,762)	25,498	—	
Net Interest Income (Expense), Tax-Equivalent	127,515	38,348	11,499	190	(4,328)	20,599	—	
Provision for Loan Losses	3,444	(5,970)	—	—	—	—	—	
Tax-Equivalent Adjustment	(2,707)	—	—	—	—	—	—	
Net Interest Income (Expense)	$ 128,252	$ 32,378	$ 11,499	$ 190	$ (4,328)	$ 20,599	$ —	$ 188,590
Noninterest Income								
Noninterest Income - External Customers	$ 42,713	$ 4,650	$ 53,025	$ 3,331	$(31,103)	$ 12,693	$ —	
Intersegment Noninterest Income	3,266	7,858	2,312	1	—	2,565	—	
Total Noninterest Income	$ 45,979	$ 12,508	$ 55,337	$ 3,332	$(31,103)	$ 15,258	$ (16,002)	$ 85,309
Noninterest Expense								
Depreciation and Amortization	$ 4,120	$ 1,418	$ 867	$ 16	$ 29	$ 9,305	$ —	
Direct Expense	71,486	53,316	37,537	3,901	4,210	96,138	—	
Overhead and Support	53,052	603	10,875	2,318	367	(67,215)	—	
Total Noninterest Expense	$ 128,658	$ 55,337	$ 49,279	$ 6,235	$ 4,606	$ 38,228	$ (16,002)	$ 266,341
Income (Loss) Before Taxes, Minority Interest, and Extraordinary Loss	$ 45,573	$ (10,451)	$ 17,557	$ (2,713)	$(40,037)	$ (2,371)	$ —	$ 7,558
Total Average Assets	$2,778,192	$ 849,250	$ 93,767	$2,676,990	$ 87,795	$862,976	$(1,811,563)	$5,537,407

Our reportable segments are strategic business units that provide diverse products and services within the financial services industry. We have six reportable segments: Banking, International Banking, Riggs & Company, Treasury, Riggs Capital Partners and Other. The Banking segment provides traditional banking services such as lending and deposit taking to retail, corporate and commercial customers. The International Banking segment includes our Washington, D.C. based embassy-banking business, the London-based banking subsidiary, Riggs Bank Europe Ltd., and a branch in Berlin. The International Banking segment also includes our international private-client services division. Riggs & Company is the domestic private client services division that provides trust and investment management services to a broad customer base. The Treasury segment is responsible for asset and liability management throughout the Company. Riggs Capital Partners represents our venture capital subsidiaries, which specialize in equity investments in privately-held high-growth companies. The Other segment consists of our unallocated parent company income and expense, net interest income from unallocated equity, foreclosed real estate activities and other revenue or expenses not attributable to one of the other segments.

We evaluate segment performance based on income before taxes, minority interest, and extraordinary loss. The accounting policies of the segments are substantially the same as those described in Note 1. We account for intercompany transactions as if the transactions were to third parties under market conditions. Overhead and support expenses are allocated to each operating segment based on number of employees, service usage and other factors relevant to the expense incurred. Geographic financial information is provided in Note 15, Foreign Activities. The restructuring and other charges described in Note 2 are recorded in the Other segment as this presentation reflects how the Company manages and evaluates its segments.

Reconciliations are provided from the segment totals to our consolidated financial statements. The reconciliations of noninterest income and noninterest expense offset as these items result from intercompany transactions and the reconciliation of total average assets represents the elimination of intercompany transactions.

DECEMBER 31, 2000

	Banking	International Banking	Riggs & Company	Treasury	Riggs Capital Partners	Other	Reconciliation	Riggs National Corporation
Net Interest Income								
Interest Income	$ 197,570	$ 61,752	$ 5,904	$ 151,576	$ 137	$ 47,256	$ —	
Interest Expense	64,488	83,287	12,889	56,317	—	53,685	—	
Funds Transfer Income (Expense)	(7,530)	59,003	18,556	(87,117)	(3,117)	20,205	—	
Net Interest Income (Expense), Tax-Equivalent	125,552	37,468	11,571	8,142	(2,980)	13,776	—	
Provision for Loan Losses	(4,160)	(14,631)	—	—	—	—	—	
Tax-Equivalent Adjustment	(2,159)	—	—	—	—	—	—	
Net Interest Income (Expense)	$ 119,233	$ 22,837	$ 11,571	$ 8,142	$ (2,980)	$ 13,776	$ —	$ 172,579
Noninterest Income								
Noninterest Income - External Customers	$ 40,313	$ 4,270	$ 58,309	$ 3,723	$ 10,563	$ 835	$ —	
Intersegment Noninterest Income	3,512	5,769	660	1	—	3,354	—	
Total Noninterest Income	$ 43,825	$ 10,039	$ 58,969	$ 3,724	$ 10,563	$ 4,189	(13,296)	$ 118,013
Noninterest Expense								
Depreciation and Amortization	$ 6,240	$ 1,094	$ 869	$ 17	$ 22	$ 8,961	$ —	
Direct Expense	68,699	34,634	37,188	4,105	2,541	73,276	—	
Overhead and Support	52,504	12,488	12,608	1,739	76	(79,415)	—	
Total Noninterest Expense	$ 127,443	$ 48,216	$ 50,665	$ 5,861	$ 2,639	$ 2,822	$ (13,296)	$ 224,350
Income (Loss) Before Taxes, Minority Interest, and Extraordinary Loss	$ 35,615	$ (15,340)	$ 19,875	$ 6,005	$ 4,944	$ 15,143	$ —	$ 66,242
Total Average Assets	$2,803,142	$ 896,919	$100,901	$2,411,402	$ 74,596	$929,934	$(1,611,864)	$5,605,030

DECEMBER 31, 1999

	Banking	International Banking	Riggs & Company	Treasury	Riggs Capital Partners	Other	Reconciliation	Riggs National Corporation
Net Interest Income								
Interest Income	$ 188,632	$ 54,723	$ 11,164	$ 108,681	$ 5	$ 50,541	$ —	
Interest Expense	57,035	63,276	16,023	36,197	—	51,031	—	
Funds Transfer Income (Expense)	(8,175)	38,270	17,527	(57,102)	(1,079)	10,559	—	
Net Interest Income (Expense), Tax-Equivalent	123,422	29,717	12,668	15,382	(1,074)	10,069	—	
Provision for Loan Losses	(2,500)	—	—	—	—	—	—	
Tax-Equivalent Adjustment	(2,814)	—	—	(430)	—	—	—	
Net Interest Income (Expense)	$ 118,108	$ 29,717	$ 12,668	$ 14,952	$ (1,074)	$ 10,069	$ —	$ 184,440
Noninterest Income								
Noninterest Income - External Customers	$ 39,595	$ 3,007	$ 54,028	$ 2,699	$ 1,975	$ 5,322	$ —	
Intersegment Noninterest Income	2,566	4,178	482	2	—	3,184	—	
Total Noninterest Income	$ 42,161	$ 7,185	$ 54,510	$ 2,701	$ 1,975	$ 8,506	$ (10,412)	$ 106,626
Noninterest Expense								
Depreciation and Amortization	$ 7,433	$ 704	$ 920	$ 14	$ 13	$ 7,625	$ —	
Direct Expense	59,548	22,025	35,097	3,313	2,033	78,931	—	
Overhead and Support	59,374	11,113	13,347	1,747	18	(85,599)	—	
Total Noninterest Expense	$ 126,355	$ 33,842	$ 49,364	$ 5,074	$ 2,064	$ 957	$ (10,412)	$ 207,244
Income (Loss) Before Taxes, Minority Interest, and Extraordinary Loss	$ 33,914	$ 3,060	$ 17,814	$ 12,579	$ (1,163)	$ 17,618	$ —	$ 83,822
Total Average Assets	$2,763,725	$836,759	$204,796	$1,944,381	$ 18,099	$1,060,367	$(1,245,534)	$5,582,593

NOTE 18. COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (LOSS)

	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Twelve Months Beginning January 1, 1999:			
Foreign Currency Translation Adjustments	$ (1,920)	$ 672	$ (1,248)
Unrealized Gain (Loss) on Securities:			
Unrealized Holding Gain (Loss) Arising During Period	(57,760)	20,216	(37,544)
Reclassification Adjustment for (Gains) Losses Included in Net Income	(1,154)	404	(750)
Net Unrealized Gain (Loss)	(58,914)	20,620	(38,294)
Other Comprehensive Income	$(60,834)	$ 21,292	$(39,542)
Twelve Months Beginning January 1, 2000:			
Foreign Currency Translation Adjustments	$ (3,169)	$ 1,109	$ (2,060)
Unrealized Gain (Loss) on Securities:			
Unrealized Holding Gain (Loss) Arising During Period	46,754	(16,364)	30,390
Reclassification Adjustment for (Gains) Losses Included in Net Income	(327)	114	(213)
Net Unrealized Gain (Loss)	46,427	(16,250)	30,177
Other Comprehensive Income	$ 43,258	$(15,141)	$ 28,117
Twelve Months Beginning January 1, 2001:			
Foreign Currency Translation Adjustments	$ (1,572)	$ 550	$ (1,022)
Unrealized Gain (Loss) on Securities:			
Unrealized Holding Gain (Loss) Arising During Period	14,956	(5,235)	9,721
Reclassification Adjustment for (Gains) Losses Included in Net Income	(729)	255	(474)
Net Unrealized Gain (Loss) on Securities	14,227	(4,980)	9,247
Unrealized Gain (Loss) on Derivatives:			
Unrealized Holding Gain (Loss) Arising During Period	(2,217)	776	(1,441)
Reclassification Adjustment for (Gains) Losses Included in Net Income	(1,215)	425	(790)
Net Unrealized Gain (Loss) on Derivatives	(3,432)	1,201	(2,231)
Other Comprehensive Income	$ 9,223	$ (3,229)	$ 5,994

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on Securities	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Twelve Months Ended December 31, 1999				
Balance, January 1, 1999	$(1,349)	$ (1,199)	$ —	$ (2,548)
Current Period Change	(1,248)	(38,294)	—	(39,542)
Balance, December 31, 1999	$(2,597)	$(39,493)	$ —	$(42,090)
Twelve Months Ended December 31, 2000				
Balance, January 1, 2000	$(2,597)	$(39,493)	$ —	$(42,090)
Current Period Change	(2,060)	30,177	—	28,117
Balance, December 31, 2000	$(4,657)	$ (9,316)	$ —	$(13,973)
Twelve Months Ended December 31, 2001				
Balance, January 1, 2001	$(4,657)	$ (9,316)	$ —	$(13,973)
Current Period Change	(1,022)	9,247	(2,231)	5,994
Balance, December 31, 2001	$(5,679)	$ (69)	$(2,231)	$ (7,979)

NOTE 19. INTEREST RATE & FOREIGN EXCHANGE RISK MANAGEMENT

We adopted SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," as of January 1, 2001. The adoption of SFAS No. 133 resulted in a cumulative charge of $8 thousand, recorded as a component of Other Noninterest Income, to reflect the fair value of derivatives designated as fair-value hedges and fair values of related hedged items. In addition, we recorded a cumulative net of tax charge to Other Comprehensive Income of $751 thousand to recognize at fair value all derivatives that were designated as cash flow hedges and net investment hedges.

The Company has the following hedging instruments at December 31, 2001 to manage its interest rate and foreign exchange risk:

Fair-Value Hedges-We enter into pay fixed, receive floating interest rate swaps to hedge changes in fair value of fixed rate loans attributable to changes in benchmark interest rates.

For 2001, we recognized a net gain of $20 thousand which represented the ineffective portion of all fair value hedges. These amounts are included in Other Noninterest Income in the Consolidated Statement of Operations.

Cash Flow Hedges-We use interest rate swaps to hedge the exposure to variability in expected future cash outflows on floating rate liabilities attributable to changes in interest rates. We also use foreign currency forward contracts to hedge the foreign exchange risk associated with principal and interest payments on loans denominated in a foreign currency.

For 2001, there was no impact to Other Noninterest Income in the Consolidated Statement of Operations for the ineffective portion of all cash flow hedges.

Gains or losses on derivatives that are reclassified from Accumulated Other Comprehensive Income to income are included in the line in the Consolidated Statement of Operations in which the income or expense related to the hedged item is recorded. At December 31, 2001, $359 thousand of deferred net losses on derivative instruments in Accumulated Other Comprehensive Income is expected to be reclassified as expense during the next twelve months. The maximum term over which we were hedging our exposure to the variability of cash flows was 42 months as of December 31, 2001.

The Company uses forward exchange contracts to hedge substantially all of our net investments in a foreign subsidiary. The purpose of this hedge is to protect against adverse movements in currency exchange rates. At December 31, 2001, $187 thousand of net losses related to the existing net investment forward exchange contract are included in Accumulated Other Comprehensive Income.

Other-As of December 31, 2001, we had certain derivative instruments used to manage interest rate risk that were not designated to specific hedge relationships. The carrying value of these items is a net liability of $931 thousand and they are marked to market through current period earnings.

NOTE 20. SUBSEQUENT EVENTS

Effective January 2002, the Company implemented a self-directed executive deferred compensation plan. Under this plan, eligible employees may elect annually to defer a portion of yearly compensation until a chosen date. Deferred amounts will be recorded by the Company at fair value as both an asset and liability. Amounts deferred may be invested in a variety of funds. An investment option available to participants provides for a Company-guaranteed rate of return at a periodically determined rate indexed to a Treasury security.

The Company will freeze participation in its defined benefit pension plan on February 28, 2002. No further pension benefits accrue to participants after this date. Concurrently, the Company will begin matching all employee contributions into the 401 (k) Plan on a dollar-for-dollar basis up to 6% of an employee's eligible wages.

management's

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

TO OUR SHAREHOLDERS:

We are responsible for the integrity of all financial data included in this Annual Report. The consolidated financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's best estimates and judgment. Financial information beyond the consolidated financial statements is presented in a manner consistent with the Corporation's financial statements.

We maintain a system of accounting internal controls that includes an internal audit program. The internal control system provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and accounting records are reliable for the timely preparation of financial statements. The foundation of the internal control system is our Code of Ethics, which provides a guide to all employees consistent with the highest standards of business conduct. The internal control system is further supported by our policies and established accounting procedures. The internal control system is monitored and modified continually to improve the system and respond to changes in business environment and operations.

The Board of Directors has an Audit Committee composed of four outside directors. The Committee meets periodically with the independent public accountants, internal auditors and management to determine the effectiveness of the internal control system and to review the scope and/or results of audits and other related matters. The independent public accountants and internal auditors have direct access to the Corporation's Audit Committee.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, in accordance with generally accepted auditing standards, whose audit includes a review of the system of internal controls, test of accounting records and other auditing procedures considered necessary to formulate an opinion on the consolidated financial statements. We recognize that there are inherent limitations within any system of internal controls, including ours, which relate to the overall cost of the internal control system and the resulting effectiveness thereof. We believe that our system of internal controls provides reasonable assurance that financial data are recorded properly and in a timely manner for the preparation of reliable financial statements.

Robert L. Allbritton
Chairman of the Board and
Chief Executive Officer

Timothy C. Coughlin
President

Steven T. Tamburo
Chief Financial Officer

report of

INDEPENDENT PUBLIC ACCOUNTANTS

TO RIGGS NATIONAL CORPORATION:

We have audited the accompanying consolidated statements of condition of Riggs National Corporation (a Delaware corporation) and its subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riggs National Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, VA
January 23, 2002

supplemental FINANCIAL DATA (UNAUDITED)

QUARTERLY FINANCIAL INFORMATION

Unaudited for the Years Ended December 31, 2001, 2000 and 1999 *(In Thousands, Except Per Share Amounts)*		2001 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income		$81,389	$76,903	$75,199	$ 68,471
Interest Expense		34,963	28,452	26,901	20,530
Net Interest Income		46,426	48,451	48,298	47,941
Less: Provision for Loan Losses		115	—	838	1,573
Net Interest Income after Provision for Loan Losses		46,311	48,451	47,460	46,368
Noninterest Income		27,721	22,267	17,799	17,522
Noninterest Expense		56,519	57,162	57,524	95,136
Income before Taxes, Minority Interest and Extraordinary Loss		17,513	13,556	7,735	(31,246)
Applicable Income Tax Expense		6,984	4,408	3,198	(3,515)
Minority Interest in Income of Subsidiaries, Net of Taxes		4,923	4,960	4,932	5,045
Net Income (Loss) before Extraordinary Loss		5,606	4,188	(395)	(32,776)
Extraordinary Loss, Net of Taxes		—	—	—	—
Net Income (Loss)		$5,606	$4,188	$ (395)	$(32,776)
Earnings (Loss) Per Share					
Before Extraordinary Loss	**- Basic**	$ .20	$ .15	$ (.01)	$ (1.15)
	- Diluted	.19	.14	(.01)	(1.15)
Earnings (Loss) Per Share	**- Basic**	$ .20	$ .15	$ (.01)	$ (1.15)
	- Diluted	.19	.14	(.01)	(1.15)

CONSOLIDATED FINANCIAL RATIOS AND OTHER INFORMATION

	2001	2000	1999	1998	1997
Net Income to Average:					
Earning Assets	(.47)%	.43%	.62%	1.21%	1.06%
Total Assets	(.42)	.39	.57	1.11	.97
Shareholders' Equity	(5.92)	6.06	9.14	13.61	11.69
Average:					
Loans to Deposits	70.02 %	74.66%	77.50%	75.50%	66.97%
Shareholders' Equity to Loans	13.64	11.55	10.79	14.72	16.35
Shareholders' Equity to Deposits	9.55	8.62	8.36	11.11	10.95
Shareholders' Equity to Assets	7.13	6.36	6.19	8.17	8.28
At December 31:					
Reserve for Loan Losses to Total Loans	1.03 %	1.23%	1.29%	1.67%	1.82%
Common Shareholders	2,016	2,162	2,315	2,466	2,754
Employees	1,613	1,558	1,589	1,598	1,580
Banking Offices	59	60	60	60	62
Per Share Data:					
Dividend Payout Ratio	N/A	26.32%	18.35%	16.53%	15.75%
Average Common Shares Outstanding	28,470,953	28,348,699	28,463,825	30,603,384	30,422,822
Book Value per Common Share	$12.66	$13.48	$11.93	$12.93	$12.04

2000				1999			
First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
$90,081	$89,812	$ 88,365	$86,420	$81,527	$80,809	$84,649	$87,458
41,048	41,079	41,308	39,873	35,701	34,971	37,288	39,543
49,033	48,733	47,057	46,547	45,826	45,838	47,361	47,915
600	403	16,491	1,297	—	—	—	2,500
48,433	48,330	30,566	45,250	45,826	45,838	47,361	45,415
32,541	32,273	30,077	23,122	24,330	25,351	29,616	27,329
53,844	55,616	55,947	58,943	50,155	50,209	51,634	55,246
27,130	24,987	4,696	9,429	20,001	20,980	25,343	17,498
9,640	8,915	3,600	2,898	7,298	6,420	8,089	5,146
5,938	5,742	5,348	2,560	4,987	4,986	4,987	5,254
11,552	10,330	(4,252)	3,971	7,716	9,574	12,267	7,098
—	—	—	—	—	—	5,061	—
$11,552	$10,330	$ (4,252)	$ 3,971	$ 7,716	$ 9,574	$ 7,206	$ 7,098
$ .41	$ .36	$ (.15)	$ .14	$ .27	$ .34	$ .43	$ .25
.41	.36	(.15)	.14	.26	.33	.42	.25
$ .41	$ .36	$ (.15)	$ .14	$ .27	$ .34	$ .25	$ .25
.41	.36	(.15)	.14	.26	.33	.25	.25

QUARTERLY STOCK INFORMATION[1]

		Price Range		Dividends Declared and Paid[2]
		High	Low	
2001	Fourth Quarter	$16.050	$13.280	$.05
	Third Quarter	18.630	14.190	.05
	Second Quarter	17.330	14.850	.05
	First Quarter	16.688	12.000	.05
2000	Fourth Quarter	$14.813	$ 9.000	$.05
	Third Quarter	13.500	10.000	.05
	Second Quarter	15.500	8.688	.05
	First Quarter	12.875	9.250	.05

1 The stock information listed above represents high and low bid prices as reported on the NASDAQ National Market System.

2 For a discussion of regulatory restrictions on our ability to pay dividends, see Note 10 to the Financial Statements.

THREE-YEAR FOREIGN AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES

	2001			2000			1999		
(In Thousands)	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
ASSETS									
Loans, Net of Unearned Discounts	$ 416,112	$28,804	6.92%	$ 456,839	$35,413	7.75%	$ 500,097	$36,842	7.37%
Time Deposits with Other Banks	246,979	10,705	4.33	291,909	18,583	6.37	413,198	20,709	5.01
Pool Funds Provided, Net[1]	510,929	19,109	3.74	398,987	19,415	4.87	336,975	18,095	5.37
Total Earning Assets and Average Rate Earned	1,174,020	58,618	4.99	1,147,735	73,411	6.40	1,250,270	75,646	6.05
Less: Reserve for Loan Losses	9,144			8,552			9,590		
Cash and Due from Banks	29,359			25,163			24,722		
Premises and Equipment, Net	16,488			15,785			16,094		
Other Assets	25,418			19,911			16,497		
Total Assets	$1,236,141			$1,200,042			$1,297,993		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Deposits:									
Savings, NOW and Money Market	$ 216,929	$ 4,093	1.89%	$ 231,642	$ 6,609	2.85%	$ 248,698	$ 6,689	2.69%
Other Time	629,109	28,369	4.51	604,632	39,011	6.45	656,616	36,486	5.56
Total Interest-Bearing Deposits	846,038	32,462	3.84	836,274	45,620	5.46	905,314	43,175	4.77
Short-Term Borrowings	127,741	3,799	2.97	105,283	4,508	4.28	129,810	5,239	4.04
Total Interest-Bearing Funds and Average Rate Incurred	973,779	36,261	3.72	941,557	50,128	5.32	1,035,124	48,414	4.68
Demand Deposits	146,892			131,735			122,483		
Other Liabilities and Shareholders' Equity	115,470			126,750			140,386		
Total Liabilities and Shareholders' Equity	$1,236,141			$1,200,042			$1,297,993		
Net Interest Income and Spread		$22,357	1.27%		$23,283	1.08%		$27,232	1.37%
Net Interest Margin on Earning Assets			1.90%			2.03%			2.18%

[1] Pool Funds Provided, Net, are amounts contributed by foreign activities to fund domestic activities.

directors and
EXECUTIVE OFFICERS

RIGGS NATIONAL CORPORATION

BOARD OF DIRECTORS

Robert L. Allbritton
Chairman of the Board and Chief Executive Officer
Riggs National Corporation
Chairman of the Board
Riggs Bank

Joe L. Allbritton
Vice Chairman of the Board
Riggs National Corporation

Robert L. Sloan
Vice Chairman of the Board
Riggs National Corporation
Chief Executive Officer
Sibley Memorial Hospital

Timothy C. Coughlin
President
Riggs National Corporation

J. Carter Beese, Jr.
President
Riggs Capital Partners, LLC and
Riggs Capital Partners II, LLC

Charles A. Camalier, III
Partner
Wilkes Artis, Chartered

Lawrence I. Hebert
President and Chief Executive Officer
Riggs Bank

Steven B. Pfeiffer
Partner
Fulbright & Jaworski L.L.P.

Jack Valenti
Chairman and Chief Executive Officer
Motion Picture Association

William L. Walton
Chairman and Chief Executive Officer
Allied Capital Corporation

Eddie N. Williams
President and Chief Executive Officer
Joint Center for Political and Economic Studies

RIGGS BANK

BOARD OF DIRECTORS

Robert L. Allbritton
Chairman of the Board
Riggs Bank
Chairman of the Board and Chief Executive Officer
Riggs National Corporation

Lawrence I. Hebert
President and Chief Executive Officer
Riggs Bank

Robert C. Roane
Executive Vice President and Chief Operating Officer
Riggs Bank

Barbara B. Allbritton
Corporate Director

Jacqueline C. Duchange
Vice President and Director
Trans-American Aeronautical Corporation

Thomas F. Fitzgerald
Partner
Groom Law Group

Heather S. Foley
Chief of Staff to Congressman Jim McDermott

Joyce A. Ladner
Senior Fellow
The Brookings Institution

Frederick J. Ryan, Jr.
President and Chief Operating Officer
Allbritton Communications Company

John A. Sargent
President
Randall H. Hagner & Co., Inc.

Stephen J. Trachtenberg
President
The George Washington University

RIGGS NATIONAL CORPORATION

CURRENT EXECUTIVE OFFICERS*

Robert L. Allbritton
Chairman of the Board and Chief Executive Officer
Riggs National Corporation
Chairman of the Board
Riggs Bank

Timothy C. Coughlin
President
Riggs National Corporation

Lawrence I. Hebert
President and Chief Executive Officer
Riggs Bank

Joseph M. Cahill
General Counsel
Riggs National Corporation
Executive Vice President and General Counsel
Riggs Bank

William A. Craig
Executive Vice President
Human Resources
Riggs Bank

Stanley M. Dore, III
Senior Vice President
Risk Management
Riggs Bank

Henry A. Dudley, Jr.
Executive Vice President and Chief Trust Officer
Riggs Bank

Jeffrey T. Glynn
Executive Vice President
Community Banking
Riggs Bank

Mark N. Hendrix
Executive Vice President
Marketing
Riggs Bank

Raymond M. Lund
Executive Vice President
International Banking Group
Riggs Bank

Henry D. Morneault
Executive Vice President and Chairman
Riggs & Co.

Robert C. Roane
Executive Vice President and Chief Operating Officer
Riggs Bank

Shaun V. Kelley
Executive Vice President and Chief Credit Officer
Riggs Bank

Terrie G. Spiro
Executive Vice President
Relationship Banking
Riggs Bank

Steven T. Tamburo
Treasurer and Chief Financial Officer
Riggs National Corporation
Executive Vice President and Chief Financial Officer
Riggs Bank

* *Executive Officers of Riggs National Corporation include certain executive officers of Riggs Bank N.A.*

RIGGS BANK EUROPE LIMITED

BOARD OF DIRECTORS

Steven B. Pfeiffer
Chairman of the Board

David L. Bachetti
Managing Director

Robert L. Allbritton
Chairman of the Board and Chief Executive Officer
Riggs National Corporation
Chairman of the Board
Riggs Bank

Allan Bridgewater, CBE
Chairman
Swiss Re. UK Limited

Sir James A. S. Cleminson, KBE, MC, DL

Wadih F. Hanna
Managing Director
Riggs & Company International Limited

Lawrence I. Hebert
President and Chief Executive Officer
Riggs Bank

Raymond M. Lund
Executive Vice President
International Banking Group
Riggs Bank

Robert C. Roane
Executive Vice President and Chief Operating Officer
Riggs Bank

Frederick J. Ryan, Jr.
President and Chief Operating Officer
Allbritton Communications Company

RIGGS NATIONAL CORPORATION

CURRENT BOARD OF CONSULTANTS

Robert L. Allbritton *(Ex officio)*
Chairman of the Board and Chief Executive Officer
Riggs National Corporation

Timothy C. Coughlin
President
Riggs National Corporation

Lawrence I. Hebert *(Ex officio)*
President and Chief Executive Officer
Riggs Bank

Robert C. Roane *(Ex officio)*
Executive Vice President and Chief Operating Officer
Riggs Bank

Ronald V. Aprahamian
Chairman and President
Healthcare Ventures

Reverend Nathan D. Baxter
Dean
Washington National Cathedral

Duane W. Beckhorn
Partner
Reed Smith LLP

Jonathan J. Bush
Chairman of the Board and Chief Executive Officer
J. Bush & Co. Incorporated

Mark A. Dombroff
Managing Partner
Dombroff & Gilmore, P.C.

Robert V. Fleming, II
Principal
Hoskinson, Davis, Fleming, and Brannock, Inc.

Lee M. Folger
Chairman of the Board
Folger Nolan Fleming Douglas, Inc.

Manuel R. Geraldo
President
Robinson & Geraldo

Dr. Stanley E. Harrison
Dean and Professor
Harry F. Byrd, Jr. School of Business
Shenandoah University

Edward Hayes, Jr.
Senior Vice President and General Counsel
MVM Security & Staffing Services

Robert B. Hendrix
Chief Executive Officer (Retired)
Bee & H Electric Company

Wallace F. Holladay, Jr.
President
The Holladay Corporation

William A. Homan
President
Design Cuisine

Stanley R. Jones
Chairman of the Board
Dembo, Jones, Healy, Pennington & Marshall, P.C.

John C. Joyce
Partner
Lerch, Early & Brewer, Chartered

Louis H. Katz
Vice President and Treasurer
The George Washington University

C. Fred Kleinknecht
Sovereign Grand Commander
The Supreme Council, 33°
Ancient and Accepted Scottish Rite of Freemasonry, Southern Jurisdiction, U.S.A.

Dr. David C. Levy
President and Director
The Corcoran Gallery of Art

Russell C. Lindner
Chairman and Chief Executive Officer
The Forge Company

Burton M. Lustine
Chairman of the Board
Lustine Automotive Group

Nicole F. Mandeville
Consultant

Dario O. Marquez, Jr.
Chairman & CEO
MVM Security & Staffing Services

Robin B. Martin
President and Chief Executive Officer
Deer River Group

Dr. Samuel Metters, P.E.
Chairman of the Board and Chief Executive Officer
Metters Industries, Inc.

Edward J. Miller, Jr.
President & Chairman of the Board
W. C. and A. N. Miller Companies

Robert Parker Moltz
President and Chief Executive Officer
Weaver Bros. Insurance Associates, Inc.

Donald L. Myers
Vice President of Finance and Treasurer
American University

Stephen W. Nealon
Partner
Hamilton and Hamilton, LLP

Esther B. Newman
Founder and Executive Director
Leadership Montgomery

Olza M. Nicely
Chairman, President and Chief Executive Officer
Government Employees Insurance Company

RIGGS NATIONAL CORPORATION

BOARD OF CONSULTANTS, CONTINUED

James A. O'Hare
Chief Executive Officer
Balmar, Inc.

James Richard O'Neill
Counsel
Dickstein Shapiro Morin & Oshinsky LLP

Robert B. Ourisman
President
Ourisman's Rockmont Chevrolet, Ourisman Ford, Ourisman's Wheaton Plaza Chevrolet, Ourisman Chrysler-Jeep, Ourisman Honda/VW of Laurel

Kenneth E. Patterson
Corporate Financial Controller
Rolls-Royce North America Inc.

Christopher W. Pike
President and General Manager
WJLA-TV

H. Gregory Platts
Senior Vice President and Treasurer
National Geographic Society

Pauline A. Schneider
Partner
Hunton & Williams

William W. Scott
Collier Shannon Scott PLLC

Frank L. Shipp
President
Lazy Lane Farms, Inc.

Reverend Wallace Charles Smith
Pastor
Shiloh Baptist Church

William B. Snyder
General Partner
Merastar Partners L.P.

John R. Tydings
Managing Partner
JTydings/Associates

Reverend Jonathan L. Weaver
President
Collective Banking Group of Prince George's County and Vicinity, Inc.

Donald R. Wilson
Executive Vice President
Transwestern Commercial Services LLC

Richard E. Wolfe
President
Canada Dry Potomac Corporation

Dr. Robert L. Wright
Chairman and Chief Executive Officer
Dimensions International, Inc.

STOCK LISTING

The common stock of Riggs National Corporation trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol: "RIGS."

TRANSFER AGENT

Shareholders requiring a change of address, discontinuance of duplicate mailings, information on lost certificates, shareholder records and other related shareholder matters should contact the Riggs National Corporation's transfer agent as follows:

NATIONAL CITY BANK
1-800-622-6757

ADDRESS SHAREHOLDER INQUIRIES TO:
National City Bank, Dept. 3116
Corporate Trust Administration
P.O. Box 94915
Cleveland, OH 44101-4915

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

FORM 10-K

Copies of Riggs National Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by writing the Corporation's Investor Relations Department.

FOR ADDITIONAL INFORMATION CONTACT:
Investor Relations
Riggs National Corporation
808 17th Street, N.W.
Washington, D.C. 20006
Telephone: 202-835-4309
Fax: 202-835-6773
The Form 10-K for Riggs National Corporation may also be obtained via the Internet at the Securities and Exchange Commission's EDGAR Database at www.sec.gov.

INTERNET ADDRESS:
www.riggsbank.com

RIGGS NATIONAL CORPORATION

Robert L. Allbritton
Chairman of the Board and Chief Executive Officer
1505 Pennsylvania Avenue, N.W.
Washington, D.C. 20005
Telephone: 301-887-6000

RIGGS BANK NATIONAL ASSOCIATION
Robert L. Allbritton
Chairman of the Board
Lawrence I. Hebert
President and Chief Executive Officer
6805 Old Dominion Drive
McLean, Virginia 22101
Telephone: 301-887-6000

RIGGS BANK EUROPE LIMITED
David L. Bachetti
Managing Director
21 Great Winchester Street
London EC2N 2HH
England
Telephone: 011-44171-588-7575

RIGGS & CO.
Henry D. Morneault
Chairman
800 17th Street, N.W.
Washington, D.C. 20006
Telephone: 202-835-5067

RIGGS INVESTMENT MANAGEMENT CORPORATION
Timothy C. Coughlin
Chairman
800 17th Street, N.W.
Washington, D.C. 20006
Telephone: 202-835-5507

J. BUSH & CO. INCORPORATED
Jonathan J. Bush
Chairman of the Board and Chief Executive Officer
55 Whitney Avenue
New Haven, Connecticut 06510
Telephone: 203-777-5900

RIGGS CAPITAL PARTNERS, LLC
J. Carter Beese, Jr.
President
800 17th Street, N.W.
Washington, D.C. 20006
Telephone: 202-835-5748

RIGGS INVESTMENT CORP.
Elizabeth L. Hicks
President
808 17th Street, N.W.
Washington, D.C. 20006
Telephone: 202-835-[illegible]

RIGGS INTERNATIONAL BANKING CORPORATION
Juan Luis Toro
[illegible]
[illegible]
Miami, [illegible]
Telephone: [illegible]


RIGGS

RIGGS NATIONAL CORPORATION

1503 Pennsylvania Avenue, N.W.
Washington, D.C. 20005
Telephone: 301-887-6000

